Exhibit 99.1

INTERIM REPORT

For the three months ended September 30, 2025

LuxExperience B.V.

Einsteinring 9

85609 Aschheim/Munich

Germany

INDEX

FINANCIAL RESULTS AND KEY OPERATING METRICS	3
UNAUDITED INTERIM CONDENSED CONSOLIDATED Financial Statements	7
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	29
Quantitative and Qualitative Disclosures about Market Risk	46
Legal Proceedings	46

Financial Results and Key Operating Metrics

We review a number of operating and financial metrics for our segments, including the following business and non-IFRS metrics, to evaluate our business, measure our performance, identify trends affecting our business, formulate business plans and make strategic decisions.

We present Adjusted EBITDA and Illustrative Adjusted EBITDA and their corresponding margins as a percentage of net sales, because they are frequently used by analysts, investors and other interested parties to evaluate companies in our industry. Further, we believe these measures are helpful in highlighting trends in our operating results, because they exclude the impact of items that are outside the control of management or not reflective of our ongoing operations and performance.

Adjusted EBITDA and Illustrative Adjusted EBITDA have limitations, because they exclude certain types of expenses. Furthermore, other companies in our industry may calculate similarly titled measures differently than we do, limiting their usefulness as comparative measures.

We use Adjusted EBITDA and Illustrative Adjusted EBITDA, and their corresponding margins, as additional information only. You are encouraged to evaluate each adjustment and the reasons we consider it appropriate for additional analysis.

The following illustrative segment information for Luxury | Mytheresa, Luxury | NAP & MRP and Off-Price | YOOX is presented as if these segments had been included in LuxExperience Group’s management reporting for the three months ended September 30, 2024. These segments were not presented in the Company’s unaudited quarterly report for the three months ended September 30, 2024 as the YNAP Group was subsequently acquired on April 23, 2025, and therefore was not owned by the Company during the prior year comparative period presented. The following segment information should not be viewed as a substitute for LuxExperience Group’s segment reporting. Further, the segment information presented here is not necessarily indicative of LuxExperience Group’s results to be expected for any future periods.

THE OUTNET, which was previously managed and monitored as a separate major line of business within the Off-Price segment, has been classified as a discontinued operation in accordance with IFRS 5 for the three months ended September 30, 2025. As a result, its results for this period have been excluded from the Off-Price segment and are presented separately within discontinued operations. Further information on THE OUTNET and the related discontinued operations presentation can be found in Note 9 within the notes to the financial statements.

The following table shows our operating and financial metrics for Luxury | Mytheresa segment for the three months ended September 30, 2024 and 2025. For the periods presented, these figures represent actual results and are not illustrative in nature.

	Three months ended September 30,
(in € millions) (unaudited)	2024	2025	Change in % / BPs
Gross Merchandise Value (GMV)(1)	216.6	245.9	13.5%
Active customers (LTM in thousands)(2)	842	812	(3.6)%
Total orders shipped (LTM in thousands)(2)	2,095	1,997	(4.7)%
Average order value (LTM)(2)	720	797	10.7%
Net sales	201.7	226.3	12.2%
Gross profit	88.6	101.0	14.0%
Gross profit margin(3)	43.9%	44.6%	70	BPs
Adjusted EBITDA(4)	2.9	7.9	172.4%
Adjusted EBITDA margin(3)	1.4%	3.5%	210	BPs

(1)	Definition of GMV, Active customer and Total orders shipped can be found on page 34.

(2)	Active customers and total orders shipped are calculated based on orders shipped from our sites during the last twelve months (LTM) ended on the last day of the period presented.

(3)	As a percentage of net sales.

(4)	EBITDA, adjusted EBITDA, adjusted Operating Income, adjusted net income are measures not defined under IFRS. For further information about how we calculate these measures and limitations of its use, see page 34.

The following table illustrates operating and financial metrics for Luxury | NAP & MRP segment for the three months ended September 30, 2024 and 2025. For the three months ended September 30, 2025, these figures represent actual results and for the three months ended September 30, 2024, these figures are illustrative in nature.

	Three months ended September 30,
(in € millions) (unaudited)	2024	2025	Change in % / BPs
Gross Merchandise Value (GMV)(1)	251.7	224.5	(10.8)%
Active customers (LTM in thousands)(2)	1,176	872	(25.9)%
Total orders shipped (LTM in thousands)(2)	3,024	2,381	(21.3)%
Average order value (LTM)(2)	724	836	15.5%
Net sales	238.0	212.3	(10.8)%
Gross profit	110.8	101.5	(8.4)%
Gross profit margin(3)	46.6%	47.8%	120	BPs
Adjusted EBITDA(4)	3.9	(14.6)	(473.7)%
Adjusted EBITDA margin(3)	1.6%	(6.9)%	(850)	BPs

The following table illustrates operating and financial metrics for Off-Price | YOOX segment for the three months ended September 30, 2024 and 2025. For the three months ended September 30, 2025, these figures represent actual results and as explained for the three months ended September 30, 2024, these figures are illustrative in nature.

	Three months ended September 30,
(in € millions) (unaudited)	2024	2025	Change in % / BPs
Gross Merchandise Value (GMV)(1)	147.0	118.6	(19.3)%
Active customers (LTM in thousands)(2)	1,403	1,121	(20.1)%
Total orders shipped (LTM in thousands)(2)	4,098	2,955	(27.9)%
Average order value (LTM)(2)	217	256	18.0%
Net sales	142.1	118.6	(16.6)%
Gross profit	46.3	43.3	(6.4)%
Gross profit margin(3)	32.6%	36.5%	390	BPs
Adjusted EBITDA(4)	(25.1)	(21.4)	(14.7)%
Adjusted EBITDA margin(3)	(17.7)%	(18.1)%	(40)	BPs

The following tables present a reconciliation of the Company’s segment EBITDA to consolidated net loss for the three months ended September 30, 2025, with comparative illustrative segment information presented for the three months ended September 30, 2024.

	Three months ended September 30, 2024
(in € millions) (unaudited)	Luxury Mytheresa	Luxury NAP & MRP	Off-Price YOOX	Other(*)	Reconciliation(**)	Aggregated
Net sales	201.7	238.0	142.1	41.6	-	623.4
Cost of sales, exclusive of depreciation and amortization	(113.1)	(127.2)	(95.8)	(34.3)	-	(370.4)
Gross profit	88.6	110.8	46.3	7.3	-	253.0
Shipping and payment cost (1)	(29.3)	(29.5)	(26.1)	(3.2)	(0.1)	(88.2)
Marketing expenses	(25.0)	(18.8)	(9.3)	(2.1)	-	(55.2)
Selling, general and administrative expenses (1) (2)	(30.3)	(62.0)	(37.8)	(12.1)	(28.1)	(170.2)
Other income (expense), net	(1.2)	3.3	1.8	1.7	-	5.6
Segment EBITDA	2.9	3.9	(25.1)	(8.5)	(28.2)	(55.0)

*Represents Online Flagship Stores (“OFS”) and Feng-Mao (“FM”) businesses being wound down.

** There were €23,825 thousand in expenses related to Other transaction-related, certain legal and other expenses and share-based compensation expenses totaling €4,495 thousand.

(1)	Includes Other transaction-related, certain legal and other expenses including (i) professional fees, including advisory and accounting fees, related to potential transactions, (ii) certain legal and other expenses incurred outside the ordinary course of our business and (iii) other non-recurring expenses incurred in connection with the costs of closing our distribution center in Heimstetten, Germany.

(2)	Certain members of management and supervisory board members have been granted share-based compensation for which the share-based compensation expense will be recognized upon defined vesting schedules in the future periods. Our methodology to adjust for share-based compensation and subsequently calculate Adjusted EBITDA, Adjusted Operating Income and Adjusted Net Income includes both share-based compensation expense connected to the IPO and share-based compensation expense recognized in connection with grants under the Long-Term Incentive Plan (LTI) for the LuxExperience Group’s key management members as well as share-based compensation expense due to Supervisory Board Members Plans. We do not consider share-based compensation expense to be indicative of our core operating performance.

	Three months ended September 30, 2025
(in € millions) (unaudited)	Luxury Mytheresa	Luxury NAP & MRP	Off-Price YOOX	Other(*)	Reconciliation(**)	IFRS Consolidated
Net sales	226.3	212.3	118.6	19.2	(2.9)	573.5
Cost of sales, exclusive of depreciation and amortization	(125.4)	(110.8)	(75.3)	(14.2)	2.9	(322.8)
Gross profit	101.0	101.5	43.3	5.0	0.0	250.7
Shipping and payment cost (1)	(36.0)	(28.3)	(17.7)	(1.6)	(1.1)	(84.7)
Marketing expenses	(25.6)	(17.6)	(6.8)	-	-	(50.0)
Selling, general and administrative expenses (1) (2)	(31.7)	(61.9)	(33.9)	(2.2)	(44.3)	(174.0)
Other income (expense), net	0.2	(8.2)	(6.4)	2.2	-	(12.2)
Segment EBITDA	7.9	(14.6)	(21.4)	3.4	(45.4)	(70.1)
Depreciation and amortization	-	-	-	-	-	(11.6)
Finance costs, net	-	-	-	-	-	(1.1)
Income tax (expense) benefit	-	-	-	-	-	(2.6)
Net loss from continued operations	-	-	-	-	-	(85.4)

*Represents Online Flagship Stores (“OFS”) and Feng-Mao (“FM”) businesses being wound down.

** There were €41,852 thousand in expenses related to Other transaction-related, certain legal and other expenses and share-based compensation expenses totaling €3,531 thousand. Additionally, there was €2,858 thousand in inter-segmental purchases of inventory which were subsequently sold during the period, and are therefore eliminated from Net sales and Cost of sales, exclusive of depreciation and amortization.

The following tables set forth the reconciliations of net loss to EBITDA to adjusted EBITDA, and their corresponding margins as a percentage of net sales.

	Three months ended September 30,
(in € millions) (unaudited)	2024	2025	Change in % / BPs
Net loss from continued operations	(23.5)	(85.4)	(263.3)%
Depreciation and amortization	7.1	11.6	63.5%
Finance costs, net	1.2	1.1	(7.9)%
Income tax expense (benefit)	(7.7)	2.6	(133.4)%

EBITDA	(22.9)	(70.1)	(206.1)%
Adjustments:
Other transaction-related, certain legal and other expenses (1)	21.3	41.9	96.6%
Share-based compensation (2)	4.5	3.6	(21.0)%
Adjusted EBITDA	2.9	(24.7)	(950.7)%

Reconciliation to Adjusted EBITDA margin
Net sales	201.7	573.5	184.3%
Adjusted EBITDA margin	1.4%	(4.3)%	(570	)BPs

(1)	Includes Other transaction-related, certain legal and other expenses including (i) professional fees, including advisory and accounting fees, related to potential transactions, (ii) certain legal and other expenses incurred outside the ordinary course of our business, and (iii) other non-recurring expenses incurred in connection with the costs of closing distribution centers.

(2)	Share-based compensation [expense] includes expenses related to share-based compensation grants made to certain members of our management and Supervisory Board for which the share-based compensation expense will be recognized upon defined vesting schedules in the future periods. Our methodology to adjust for share-based compensation and subsequently calculate Adjusted EBITDA includes both share-based compensation expense connected to the IPO and share-based compensation expense recognized in connection with grants under the LTI for the LuxExperience Group’s key management members as well as share-based compensation expense due to Supervisory Board Members Plan. We do not consider share-based compensation expense to be indicative of our core operating performance. This adjustment impacts sales, general and administrative expenses.

LUXEXPERIENCE B.V. – UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANICAL STATEMENTS

LuxExperience B.V.

Unaudited Condensed Consolidated Statements of Loss and Comprehensive Loss

(Amounts in € thousands, except share and per share data)

		Three Months Ended

(in € thousands)	Note	September 30, 2024	September 30, 2025
Net sales	7,8	201,701	573,501
Cost of sales, exclusive of depreciation and amortization	10	(113,067)	(322,763)
Gross profit		88,633	250,738
Shipping and payment cost		(29,360)	(84,660)
Marketing expenses		(24,992)	(49,999)
Selling, general and administrative expenses		(56,013)	(173,962)
Depreciation and amortization		(7,128)	(11,607)
Other expenses, net		(1,177)	(12,171)
Operating loss		(30,036)	(81,660)
Finance costs		(1,221)	(3,057)
Finance income		-	1,952
Finance costs, net	11	(1,221)	(1,105)
Loss before income taxes		(31,257)	(82,765)
Income tax (expense) benefit	12	7,736	(2,569)
Net loss from continuing operations		(23,522)	(85,335)
Loss from discontinued operations (net of tax)	9	-	(13,165)
Net loss		(23,522)	(98,499)
Cash Flow Hedge		1,035	(2,538)
Income Taxes related to Cash Flow Hedge		(289)	708
Foreign currency translation		(29)	6,390
Other comprehensive income		717	4,560
Comprehensive loss		(22,805)	(93,939)

Basic & diluted earnings per share, € - continuing operations		(0.27)	(0.61)
Basic & diluted earnings per share, € - discontinued operations		(0.00)	(0.09)
Basic & diluted earnings per share, € - total		(0.27)	(0.70)
Weighted average ordinary shares outstanding (basic and diluted) – in millions (1)		87.2	139.7

(1)	In accordance with IAS 33, includes contingently issuable shares that are fully vested and can be converted at any time for no consideration. For further details, refer to note 14.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

LuxExperience B.V.

Unaudited Condensed Consolidated Statements of Financial Position

(Amounts in € thousands)

(in € thousands)	Note	June 30, 2025	September 30, 2025
Assets
Non-current assets
Intangible assets and goodwill		156,731	156,466
Property and equipment		55,901	54,379
Right-of-use assets		201,131	173,906
Deferred tax assets		1,683	243
Other non-current assets	13	11,878	21,467
Total non-current assets		427,323	406,461
Current assets
Inventories		1,019,539	1,017,764
Trade and other receivables		96,676	87,115
Other assets	13	134,766	128,829
Cash and cash equivalents		603,593	461,138
Assets classified as held for sale	9	-	36,435
Total current assets		1,854,574	1,731,280
Total assets		2,281,897	2,137,742

Shareholders’ equity and liabilities
Subscribed capital		2	2
Capital reserve	14	912,039	916,937
Retained earnings		457,192	358,542
Accumulated other comprehensive income (losses)		(4,469)	243
Total shareholders’ equity		1,364,764	1,275,724

Non-current liabilities
Provisions		4,484	5,561
Lease liabilities		176,718	152,441
Deferred income tax liabilities		11	167
Other non-current liabilities		364	253
Total non-current liabilities		181,578	158,421
Current liabilities
Liabilities to banks		10,000	32,019
Tax liabilities		2,764	979
Lease liabilities		32,085	29,784
Contract liabilities		49,343	52,472
Trade and other payables		285,722	191,302
Other current liabilities		346,835	372,139
Current provisions		8,807	9,200
Liabilities associated with assets held for sale	9	-	15,701
Total current liabilities		735,555	703,596
Total liabilities		917,133	862,017
Total shareholders’ equity and liabilities		2,281,897	2,137,742

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

LuxExperience B.V.

Unaudited Condensed Consolidated Statements of Changes in Equity

(Amounts in € thousands)

(in € thousands)	Note	Subscribed capital	Capital reserve	Retained earnings (losses)	Hedging reserve	Foreign currency translation reserve	Total shareholders’ equity
Balance as of July 1, 2024		1	546,913	(112,767)	-	1,496	435,643
Net loss		-	-	(23,522)	-	-	(23,522)
Other comprehensive loss		-	-	-	746	(29)	717
Comprehensive loss		-	-	(23,522)	746	(29)	(22,805)
Share-based compensation	14	-	4,495	-	-	-	4,495
Balance as of September 30, 2024		1	551,407	(136,289)	746	1,467	417,333

Balance as of July 1, 2025		2	912,039	457,041	-	(4,317)	1,364,764
Net loss		-	-	(98,499)	-	-	(98,499)
Other comprehensive income		-	-	-	(1,830)	6,390	4,560
Comprehensive income (loss)		-	-	(98,499)	(1,830)	6,390	(93,939)
Share options exercised		-	1,367	-	-	-	1,367
Share-based compensation	14	-	3,531	-	-	-	3,531
Balance as of September 30, 2025		2	916,937	358,542	(1,830)	2,073	1,275,724

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

LuxExperience B.V.

Unaudited Condensed Consolidated Statements of Cash Flows

(Amounts in € thousands)

		Three months ended September 30,
(in € thousands)	Note	2024	2025
Net Loss		(23,522)	(98,499)
Adjustments for
Depreciation and amortization, impairment and asset disposals		7,128	12,826
Finance (income) costs, net		1,221	1,358
Share-based compensation	14	4,495	3,531
Income tax (benefit) expense		(7,736)	2,569
Change in operating assets and liabilities
(Increase) decrease in inventories		5,658	(20,834)
Decrease in trade and other receivables		2,842	9,426
Decrease in other assets		10,096	(3,687)
Increase in other liabilities		14,205	29,546
Increase (Decrease) in contract liabilities		(799)	3,254
(Decrease) in trade and other payables		(39,700)	(86,005)
Income taxes paid		(544)	(3,165)
Interest received		-	1,952
Net cash used in operating activities	9	(26,655)	(147,727)
Expenditure for property and equipment and intangible assets		(1,296)	(1,450)
Net cash used in investing activities	9	(1,296)	(1,450)
Interest paid		(1,156)	(2,752)
Proceeds from borrowings		25,316	22,019
Lease payments		(2,258)	(10,806)
Proceeds from exercise of option awards	14	-	1,367
Net cash inflow from financing activities	9	21,902	9,828
Net decrease in cash and cash equivalents		(6,049)	(139,348)
Cash and cash equivalents at the beginning of the period		15,107	603,593
Effects of exchange rate changes on cash and cash equivalents		(98)	(3,107)
Cash and cash equivalents at end of the period		8,960	461,138

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

LuxExperience B.V.

Financial Results and Key Operating Metrics

(Amounts in € millions)

1.	Corporate information

LuxExperience B.V. (the “Company”, together with its subsidiaries, “LuxExperience Group”; until April 30, 2025, MYT Netherlands Parent B.V.) is a private company with limited liability, incorporated by MYT Holding LLC under the laws of the Netherlands on May 31, 2019. The statutory seat of the Company is in Amsterdam, the Netherlands. The registered office address of the Company is at Einsteinring 9, 85609 Aschheim, Germany. The Company is registered at the trade register of the German Chamber of Commerce under number 261084.

The Company is an operating holding company. Through its subsidiary Mytheresa Group GmbH (“MGG”), LuxExperience Group operates a digital platform for the global luxury fashion consumer, in addition to its flagship retail store and men’s location in Munich. LuxExperience Group started as one of the first multi-brand luxury boutiques in Germany and launched its online business in 2006. LuxExperience Group provides customers with a highly curated selection of products, access to exclusive capsule collections, in-house produced content, and a personalized, memorable shopping experience.

On April 23, 2025, the Company acquired 100% shares of YOOX Net-A-Porter Group S.p.A. (“YNAP”) (together with its subsidiaries, “YNAP Group”), pursuant to a Share Purchase Agreement (“SPA”) that was entered into on October 7, 2024 (the “Transaction”). YNAP is an online luxury and fashion retailer, with a distinctive offering including multi-brand in-season online luxury stores NET-A-PORTER and MR PORTER, and multi-brand off-season off-price online stores YOOX and THE OUTNET. The Group operates across the United States, Europe, Middle East, Japan, mainland China and Hong Kong SAR, China. It delivers to over 170 countries around the world.

On September 15, 2025, the Company received a binding offer from The O Group LLC to purchase a defined group of assets and liabilities associated with THE OUTNET, and management considered the sale as being highly probable at the reporting date. Subsequent to the reporting date, on October 31, 2025, LuxExperience announced that it has entered into a binding agreement with The O Group LLC to sell the set of assets powering THE OUTNET platform. Refer to Note 19 – Events after the reporting period for further detail.

As of September 30, 2025, 48.6% of the shares of the Company were held by MYT Holding LLC, USA, and 36.4% of the shares of the Company were held by Richemont Italia Holding S.p.A., Italia, a subsidiary of Compagnie Financière Richemont SA. In management’s judgement, the ultimate controlling party of LuxExperience Group as of September 30, 2025, is MYT Ultimate Parent LLC, USA.

The interim condensed consolidated financial statements of LuxExperience Group were authorized for issue by the Management Board on November 19, 2025.

2.	Basis of preparation

These interim condensed consolidated financial statements as of and for the three months ended September 30, 2024 and 2025 were prepared in accordance with International Accounting Standard 34 ‘Interim Financial Reporting’, as issued by the International Accounting Standards Board (“IASB”). The interim condensed consolidated financial statements should be read in conjunction with the annual consolidated financial and notes thereto included in the Company’s Annual Report on Form 20-F for the year ended June 30, 2025, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the IASB, taking into account the recommendations of the International Financial Reporting Standards Interpretations Committee (“IFRIC”).

LuxExperience Group’s fiscal year ends June 30. All intercompany transactions are eliminated during the preparation of the interim condensed consolidated financial statements.

LuxExperience B.V.

Financial Results and Key Operating Metrics

(Amounts in € millions)

As a result of the Company’s acquisition of YNAP in April 2025, the interim condensed consolidated financial statements for the three months ended September 30, 2025, include the results and financial position of the acquired business. Accordingly, the amounts presented for the three months ended September 30, 2024, in the comparative statements of loss and comprehensive loss, statements of changes in equity and statements of cash flows, do not reflect the operations of the acquired business and are therefore not entirely comparable. Further details of the business combination are provided in Note 6 – Business Combinations.

The interim condensed consolidated financial statements are prepared under the assumption that the business will continue as a going concern. Management believes that LuxExperience Group has adequate resources to continue operations for the foreseeable future.

3.	Functional and presentation currency

The interim condensed consolidated financial statements have been prepared on a historical cost basis, unless otherwise stated. The interim condensed consolidated financial statements are presented in Euro (“€”), which is LuxExperience Group’s functional currency. All amounts are rounded to the nearest thousands, except when otherwise indicated. Due to rounding, differences may arise when individual amounts or percentages are added together.

4.	Material accounting policies

The accounting policies applied by LuxExperience Group in these interim condensed consolidated financial statements are the same as those applied by LuxExperience Group in its consolidated financial statements for fiscal year 2025, except for the classification and presentation related to THE OUTNET disposal group.

In accordance with IFRS 5 Non - current Assets Held for Sale and Discontinued Operations, the assets and liabilities of THE OUTNET disposal group have been classified as held for sale, and its results of operations have been presented as discontinued operations. Refer to Note 9 - Discontinued Operations for further details.

5.	Critical accounting judgments and key estimates and assumptions

The preparation of LuxExperience Group’s interim condensed consolidated financial statements in accordance with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of net sales, expenses, assets and liabilities, and the accompanying note disclosures. Uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of assets or liabilities affected in future periods. The estimates and underlying assumptions are subject to continuous review.

In preparing the interim condensed consolidated financial statements, the significant judgments made by management in applying LuxExperience Group’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements for fiscal year 2025.

6.	Business Combinations

As disclosed in Note 1 - Corporate Information, on April 23, 2025, the Company acquired 100% of the shares of YOOX Net-A-Porter Group S.p.A. (“YNAP” or the “YNAP Group”) from Richemont Italia Holding S.p.A. (“Richemont”) and thereby obtained control of the YNAP Group.

The total consideration transferred amounted to €330.2 million. This was comprised of the issuance of 49,741,342 ordinary shares with a fair value of €345.6 million, based on the closing share price of €6.95 ($7.93) as of April 23, 2025, offset by a €15.3 million receivable from Richemont based on a provisional assessment of the net financial position at closing.

LuxExperience B.V.

Financial Results and Key Operating Metrics

(Amounts in € millions)

In the consolidated financial statements in the Company’s Annual Report on Form 20-F for the year ended June 30, 2025, the acquisition was accounted for in accordance with IFRS 3 Business Combinations. The identifiable net assets acquired were initially measured at their fair values as of the acquisition date. As the fair value of the identifiable net assets acquired exceeded the consideration transferred, a gain on bargain purchase of €623.5 million was recognized in the consolidated statements of profit or loss and comprehensive income or loss in the Company’s Annual Report on Form 20-F for the year ended June 30, 2025.

The gain on bargain purchase arose primarily because the consideration transferred was based on the market value of the Company’s shares at the acquisition date, which was lower than the fair value of YNAP’s identifiable net assets. In accordance with IFRS 3, the Group performed a comprehensive reassessment of the assets acquired and liabilities assumed to confirm the appropriateness of their recognition and measurement.

7.	Segment information

In line with the management approach, the operating segments were identified on the basis of LuxExperience Group’s internal reporting and how our chief operating decision maker (CODM) assesses the performance of the business. LuxExperience Group collectively identifies its Chief Executive Officer and Chief Financial Officer as the CODM.

Pre-acquisition

Prior to the acquisition of YNAP on April 23, 2025, LuxExperience Group reported two operating segments:

•	Online operations, primarily represented by the Mytheresa online platform, and

•	Retail store, comprising the single physical store located in Munich, Germany.

Post-acquisition and reporting changes

Following the acquisition and updates to the monthly management reporting effective May 2025, the Company revised its segment reporting structure to accurately reflect how the CODM now monitors the Group’s business.

The CODM remains the Chief Executive Officer and Chief Financial Officer, who collectively allocate resources and assess performance across operating segments. The expanded LuxExperience Group operates five online brands – Mytheresa, Net-A-Porter (NAP), Mr Porter (MRP), YOOX, and THE OUTNET (TON) – as well as the retail store that is now included within the Luxury | Mytheresa segment.

On September 15, 2025, the Company received a binding offer from The O Group LLC to purchase a defined group of assets and liabilities associated with THE OUTNET, and management considered the sale to be highly probable at the reporting date. As a result, the assets and liabilities of the disposal group have been classified as held for sale, and the results of operations have been presented as discontinued operations in accordance with IFRS 5 Non-current Assets Held for Sale and Discontinued Operations. THE OUTNET, which was previously managed and monitored as a separate major line of business within the Off-Price segment, has therefore been removed from the Off-Price segment for the three months ended September 30, 2025, and its results are presented separately within discontinued operations. The results of THE OUTNET were previously included in the Off-Price segment in the annual consolidated financial statements and notes included in the Company’s Annual Report on Form 20-F for the year ended June 30, 2025. Further information on THE OUTNET and the discontinued operations presentation can be found in Note 9 within the notes to the financial statements.

Accordingly, the Group has identified the following three operating segments, which represent components of the business whose operating results are regularly reviewed by the CODM for resource allocation and performance assessment purposes:

•	Luxury | Mytheresa, represents Mytheresa business including the Mytheresa online platform and the retail store in Munich,

LuxExperience B.V.

Financial Results and Key Operating Metrics

(Amounts in € millions)

•	Luxury | NAP & MRP comprises the in-season luxury online brands Net-A-Porter and Mr Porter,

•	Off-Price, represents the off-season luxury brand YOOX.

Segment EBITDA is used to measure performance, because management believes that this information is the most relevant in evaluating the respective segments relative to other entities that operate in the retail business.

Segment EBITDA is defined as operating income excluding depreciation and amortization.

Assets are not allocated to the different business segments for internal reporting purposes.

The following is a reconciliation of the Company’s segment EBITDA to consolidated net income from the previous operating segments online operations and retail store to the newly combined operating segment Luxury | Mytheresa for the three months ended September 30, 2024:

	Three months ended September 30, 2024 (restated)*
		Retail	Corporate	Luxury		IFRS
(in € thousands) (unaudited)	Online	Store	Costs*(1)	Mytheresa	Adjustment (2)	consolidated
Net Sales	198,016	3,685	—	201,701	—	201,701
Segment EBITDA	5,350	1,073	(3,500)	2,924	(25,833)	(22,909)
Depreciation and amortization						(7,128)
Finance income (costs), net						(1,221)
Income tax expense						7,736
Net loss from continuing operations						(23,522)

(1)	During the three months September 30, 2024, there were €3,500 thousand in corporate administrative expenses that were not assigned to either the online operations or retail stores. Corporate administrative expenses were not allocated to the segments as Group functions were managed centrally.

(2)	There were €21,338 thousand in expenses related to Other transaction-related, certain legal and other expenses. Share-based compensation expenses amount to €4,495 thousand.

(*)	For the three months ended September 30, 2024, corporate costs were not allocated to any segment. Starting with the annual report for fiscal year 2025, and driven by the YNAP acquisition and the resulting changes in the Group structure, management now allocates corporate costs to the respective segments. The impact of this change for the three months ended September 30, 2024 is presented in the “Corporate costs” column in the table above.

LuxExperience B.V.

Financial Results and Key Operating Metrics

(Amounts in € millions)

	Three months ended September 30, 2025
(in € millions) (unaudited)	Luxury Mytheresa	Luxury NAP & MRP	Off- Price YOOX	Other(*)	Reconciliation(**)	Consolidated
Net sales	226.3	212.3	118.6	19.2	(2.9)	573.5
Segment EBITDA	7.9	(14.6)	(21.4)	3.4	(45.4)	(70.1)
Depreciation and amortization	-	-	-	-	-	(11.6)
Finance income (costs), net	-	-	-	-	-	(1.1)
Income tax expense	-	-	-	-	-	(2.6)
Net loss from continuing operations	-	-	-	-	-	(85.4)

* Represents Online Flagship Stores (“OFS”) and Feng-Mao (“FM”) businesses being wound down.

** There were €41,852 thousand in expenses related to Other transaction-related, certain legal and other expenses and share-based compensation expenses totaling €3,531 thousand. Additionally, there was €2,858 thousand in inter-segmental purchases of inventory which were subsequently sold during the period, and are therefore eliminated from Net sales and Cost of sales, exclusive of depreciation and amortization.

8.	Net Sales and geographic information

LuxExperience Group earns revenues worldwide through its online operations, while all revenue associated with the two retail stores is earned in Germany. Geographic location of online revenue is determined based on the location of delivery. LuxExperience Group generates revenue from the sale of merchandise shipped to customers as well as from commission for the rendering of services in connection with the Curated Platform Model (CPM) and certain Online Flagship Stores. Furthermore, LuxExperience recognizes revenues from advertising services.

The following table provides LuxExperience Group’s net sales by geographic location:

	For the three months ended September 30,
(in € thousands)(1)	2024		2025
Germany	27,552	13.66%	48,618	8.48%
United States	41,046	20.35%	180,995	31.56%
United Kingdom	15,934	7.90%	67,091	11.70%
Europe (excluding Germany and the United Kingdom)	71,160	35.28%	167,498	29.21%
Rest of the world	46,008	22.81%	109,299	19.06%
	201,701	100.0%	573,501	100.00%

(1)	No individual country other than the United States and United Kingdom accounted for more than 10% of net sales during the current period.

Substantially all amounts classified within net sales are derived from the sale of luxury goods and rendering of services. Net sales related to rendering of services is below 10% of total net sales and is therefore not separately disclosed. No single customer accounted for more than 10% of LuxExperience Group’s net sales in any of the periods presented.

Application of hedge accounting for the three months ended September 30, 2024 resulted in a €187 thousand increase to net sales and for the three months ended September 30, 2025 a decrease to net sales of €67 thousand.

LuxExperience B.V.

Financial Results and Key Operating Metrics

(Amounts in € millions)

9.	Discontinued Operations

During the three months ended September 30, 2025, we commenced a strategic evaluation of a potential divestiture involving a discontinued operation of the Off-Price | YOOX Segment, THE OUTNET, which was acquired in connection with the Company’s acquisition of YNAP Group on April 23, 2025. THE OUTNET was identified during the post-acquisition integration process as non-core to our long-term strategic objectives.

On September 15, 2025, the Company received a binding offer from The O Group LLC to purchase a defined group of assets and liabilities associated with THE OUTNET, and management considered the sale as being highly probable at the reporting date. Therefore, the assets and liabilities of the disposal group have been classified as held for sale, and the results of operations have been presented as discontinued operations in accordance with IFRS 5 Non-current Assets Held for Sale and Discontinued Operations.

On October 31, 2025, LuxExperience announced that it has entered into a binding agreement with The O Group LLC to sell the set of assets powering THE OUTNET platform, including the relevant brand rights, customer data, inventory and the required work-force in the United States and the United Kingdom, in exchange for cash consideration of €26.1 million (USD / EUR exchange rate applied was 1.15). The closing of the transaction is expected to occur in the third fiscal quarter of 2026, subject to customary closing conditions, including regulatory approvals and payment of the purchase price, which is subject to adjustment based on inventory levels at closing. Refer to Note 18 – Events after the reporting period for further detail.

The major classes of assets and liabilities classified as held for sale as of September 30, 2025, relating to THE OUTNET, were as follows:

(in € thousands)	As of September 30, 2025
Right of use assets	15,413,324
Lease liabilities	(15,701,491)
Inventory	21,021,932
Property, plant and equipment	-
Intangible assets	-
20,733,764

The results of THE OUTNET have been presented as discontinued operations in the condensed consolidated statements of loss and comprehensive loss, for the three months ended September 30, 2025. Comparative information has not been provided as THE OUTNET was acquired in connection with the acquisition of YNAP Group, and was therefore not owned or consolidated by the Company in the prior-year comparative period presented. The components of the loss from discontinued operations related to THE OUTNET for the three months ended September 30, 2025 were as follows:

(in € thousands)	For the three months ended September 30, 2025
Net sales	40,979
Cost of sales, exclusive of depreciation and amortization	(28,235)
Gross profit	12,744
Shipping and payment cost	(7,774)
Marketing expenses	(2,108)
Selling, general and administrative expenses	(15,041)
Depreciation and amortization	(732)
Other income (loss), net	-
Operating loss	(12,912)
Finance income (costs), net	(253)
Loss before income taxes	(13,165)
Income tax (expense) benefit	-
Net loss	(13,165)

Of the €28,235 thousand of cost of sales, exclusive of depreciation and amortization for the disposal group, €11,423 thousand relates to inventory write-downs arising from the measurement of the disposal group in accordance with IFRS 5, which requires inventory to be stated at fair value less costs to sell.

Basic and diluted earnings per share for continuing and discontinued operations are presented on the face of the condensed consolidated statements of loss and comprehensive loss.

LuxExperience B.V.

Financial Results and Key Operating Metrics

(Amounts in € millions)

The following table shows a summary of cash flow information for the three months ended September 30, 2025 of the discontinued operation:

(in € thousands)	2025
Consolidated Statement of Cash Flow Data:
Net cash outflow from operating activities	(14,989)
Net cash outflow from investing activities	-
Net cash change from financing activities	(917)

10.	Cost of sales, exclusive of depreciation and amortization

During the three months ended September 30, 2024 and 2025, inventory write-downs classified as Cost of sales, exclusive of depreciation and amortization were incurred in the amount €3,585 thousand and €14,613 thousand, respectively. Inventory is written down when its net realizable value is below its carrying amount. LuxExperience Group estimates net realizable value as the amount at which inventories are expected to be sold, taking into consideration fluctuations in selling prices due to seasonality, less estimated costs necessary to complete the sale. Specific inventory located in the Leipzig warehouse, with a carrying amount of approximately €390 million as of September 30, 2025, serves as collateral under the Group’s revolving credit facility agreement. The pledged inventory remains in the Group’s possession and is used and managed in the ordinary course of business.

LuxExperience B.V.

Financial Results and Key Operating Metrics

(Amounts in € millions)

11.	Finance income (costs), net

The following table provides LuxExperience Group's Finance income (costs), net:

	Three Months Ended September 30,
(in € thousands)	2024	2025
Interest expenses on revolving credit facilities	(543)	(497)
Interest expenses on leases	(678)	(2,560)
Total Finance costs	(1,221)	(3,057)

Other interest income	-	1,952
Total Finance income	-	1,952
Finance costs, net	(1,221)	(1,105)

As of September 30, 2025 LuxExperience Group utilized €42.2 million under our €100 million Syndicated Revolving Credit Facility, of which €10.2 million line was utilized in the form of guarantees issued under the same facility.

12.	Income taxes

In accordance with IAS 34 (Interim Financial Reporting) income tax (expense) benefit for the condensed consolidated interim financial statements is calculated on the basis of the average annual tax rate that is expected for the entire fiscal year, adjusted for the tax effect of certain items recognized in the full interim period. As such, the effective tax rate in the interim financial statements may differ from management’s original best estimate of the effective rate.

	Three Months Ended September 30,
(in %)	2024	2025
Effective tax rate	24.7%	(3.1)%

Although the Group is not expected to generate a positive annual result for fiscal year 2026, in accordance with German tax law, certain tax-paying entities within the Group are expected to generate a positive taxable income for the year. The resulting negative tax rate will be applied to the loss before income taxes for the three months ended September 30, 2025, leading to a calculated tax expense.

13.	Other assets

Details of other assets consist of the following:

(in € thousands)	June 30, 2025	September 30, 2025
Right of return assets	51,373	32,991
Current VAT receivables	3,223	2,370
Prepaid expenses	20,852	22,620
Receivables against payment service providers	9,033	7,709
Advanced payments	10,043	14,759
Current tax receivables	7,182	5,397
DDP duty drawbacks (1)	9,722	15,039
Other current assets (2)	23,337	27,943
	134,766	128,829

(1)	The position is related to DDP duty drawbacks for international customs.

(2)	Other current assets consist mostly of creditors with debit balances.

LuxExperience B.V.

Financial Results and Key Operating Metrics

(Amounts in € millions)

Details of other non-current assets consist of the following:

(in € thousands)	June 30, 2025	September 30, 2025
Other non-current receivables	1	1
Non-current deposits	5,186	15,021
Non-current deposits	5,186	5,021
Non-current restricted cash and cash equivalents (2)	-	10,000
Non-current prepaid expenses (1)	6,691	6,446
	11,878	21,467

(1)	This amount relates mostly to prepayments made to Climate Partner, an organization that invests in certain Gold Standard Projects, to offset our carbon emissions and reduce our overall carbon footprint.

(2)	This amount relates to a €10.0 million deposit for a supplier cash guarantee.

LuxExperience B.V.

Financial Results and Key Operating Metrics

(Amounts in € millions)

14.	Share-based compensation

a)	Description of share-based compensation arrangements

In connection with the Initial Public Offering (“IPO”) of MYT Netherlands Parent B.V. in January 2021, we adopted the 2020 Plan (MYT Netherlands Parent B.V. 2020 Omnibus Incentive Compensation Plan), under which we granted equity-based awards to selected key management members and supervisory board members on January 20, 2021. Selected key management members were granted an IPO-related award package. This package consists of the “Alignment Grant” and the “Restoration Grant”. Furthermore, restricted shares were granted to supervisory board members as part of the annual plan. Additionally, the Compensation Committee of the Supervisory Board proposes to the Supervisory Board annually about a Long-Term Incentive Plan (LTI). As of July 1, 2021, 2022, 2023, 2024 and 2025,the LTI was granted to certain key management members consisting of restricted share units (“RSUs”) with time and performance obligations and for the LTI granted on July 1, 2023, on July 1, 2024 and on July 1, 2025 certain stock options were granted to selected key management members under the new 2023 Omnibus Incentive Compensation Plan on the November 8, 2023 (the “2023 Plan”).

The 2023 Plan was amended in the Second Amended 2023 Plan to include, inter alia, an adjustment of the pool of reserved shares that may be amended and restated at the extraordinary general meeting of shareholders held on March 6, 2025 (the “Second Amended 2023 Plan”). The changes implemented granted under the 2023 Plan, ratification of any and all grants made under the 2023 Plan from the date it became effective on November 8, 2023, and a further increase of the pool of reserved shares effective as of, and subject to the completion of the YNAP Acquisition.

LuxExperience Group established an Employee Share Purchase Plan, with the intent to encourage long-term relationship with the company and its employees. Pursuant to paragraphs 21(g) and 24 of IAS 33, as certain shares are fully vested and contingently issuable for no consideration, they are treated as outstanding and included in the calculation of both basic and diluted earnings per share.

i)	IPO Related One-Time Award Package

Alignment Grant

Under 2020 Omnibus Incentive Compensation Plan share-based payment program, options were granted to selected key management members. The options vest and become exercisable with respect to 25% on each of the first four anniversaries of the grant date (January 20, 2021). After vesting, each option grants the right to purchase one American Depositary Share (each, an “ADS”) at a predefined exercise price per share. The vested options can be exercised up to 10 years after the grant date. The granted options are divided into three different tranches which have varying exercise prices. Overall, 6,478,761 options were granted to 21 key management members. The amount recognized as share-based compensation expense under this program is based on a weighted average historical share price of 31 USD.

Restoration Grant

Under 2020 Omnibus Incentive Compensation Plan share-based payment program, phantom shares were granted to selected key management members. Each phantom share represents the right of the grantee to receive one ADS in exchange for a phantom share. The granted phantom share vested immediately on the grant date and can be converted into an ADS at any time but are subject to transfer restrictions after conversion. Up to 25% of the granted phantom shares can be transferred after conversion at any time after the second anniversary of the grant date. The remaining 75% of the granted phantom shares can be transferred after conversion if certain conditions are met or at the fourth anniversary of the grant date at latest. The phantom shares can be converted into ADSs up to 10 years after the grant date. Overall, 1,875,677 phantom shares were granted to 21 key management members. The amount recognized as share-based compensation expense under this program is based on a weighted average historical share price of 31 USD.

ii)	Annual Plan

Supervisory Board Members Plan

On November 12, 2024, 85,502 RSUs were granted to five Supervisory Board Members. Each RSU represents the right to receive an ADS (and the ordinary shares represented thereby) of LuxExperience B.V. upon vesting, based on the deemed value of award on grant date. The total number of RSU’s will vest on November 12, 2025. As the RSUs are not subject to an exercise price, the grant date fair value amounts to USD 6.14, the closing share price of the grant date.

Type of arrangement	Supervisory Board Members plan
Type of Award	Restricted Shares / Restricted Share Units
Date of grant	November 12, 2024
Number granted	85,502
Vesting conditions	The restricted share units vested in full on November 12, 2025

LuxExperience B.V.

Financial Results and Key Operating Metrics

(Amounts in € millions)

iii)	Long-Term Incentive Plan

On July 1, 2024, 2,295,434 RSUs were granted to selected key management members. Each RSU represents the right to receive an ADS (and the ordinary shares represented thereby) of LuxExperience B.V. upon vesting, based on the deemed value of award on grant date. Out of the granted RSUs, 1,252,241 RSUs; “time-vesting RSUs” will be subject to a time-based vesting and 1,043,193 RSUs; “non-market performance RSUs” will be subject to a time and performance-based vesting. One-third (1/3) of the time-vesting RSUs awarded vested on June 30, 2025, with the remaining RSUs scheduled to vest in substantially equal installments on June 30, 2026 and June 30, 2027, subject to continued service on each applicable vesting date.

The non-market performance RSUs will vest after 3 years on June 30, 2027 and contain a performance condition that will determine the number of shares awardable at the end of the performance period pursuant to the respective vested restricted share units. Potential award levels range from 25-200% of the grant depending on the achievement of a GMV growth and an adjusted EBITDA margin target over the three-year period. As the RSUs are not subject to an exercise price, the grant date fair value amounts to USD 5.07 for 2,295,434 RSUs.

On July 1, 2024, 3,277,477 stock options were granted to selected key management members. One third (1/3) of the options vest and become exercisable on each on the first three anniversaries of the service commencement date. After vesting, each option grants the right to purchase one share at a price of USD 5.07. The vested options can be exercised up to 10 years after the service commencement date. The granted options are divided into three different tranches which have varying grant date fair values.

On October 1, 2024, 102,740 time-vesting RSUs were granted to selected key management member. Each RSU represents the right to receive an ADS (and the ordinary shares represented thereby) of LuxExperience B.V. upon vesting, based on the deemed value of award on grant date. The total number of RSU’s vested on July 1, 2025. As the RSUs are not subject to an exercise price, the grant date fair value amounts to USD 3.65, the closing share price of the day before the grant date.

On July 1, 2025, 2,087,724 stock options were granted to selected key management members. One third (1/3) of the options vest and become exercisable on each on the first three anniversaries of the service commencement date. After vesting, each option grants the right to purchase one share at a price of USD 7.89. The vested options can be exercised up to 10 years after the service commencement date. The granted options are divided into three different tranches which have varying grant date fair values.

On July 1, 2025, 1,313,946 time-vesting RSUs were granted to selected key management member. Each RSU represents the right to receive an ADS (and the ordinary shares represented thereby) of LuxExperience B.V. upon vesting, based on the deemed value of award on grant date. As the RSUs are not subject to an exercise price, the grant date fair value amounts to USD 7.94, the closing share price of the day before the grant date.

On July 1, 2025, 1,106,332 RSUs non-market performance were granted to selected key management members. Each RSU represents the right to receive an ADS (and the ordinary shares represented thereby) of LuxExperience B.V. upon vesting, based on the deemed value of award on grant date. The non-market performance RSUs will vest after 3 years on June 30, 2028 and contain a performance condition that will determine the number of shares awardable at the end of the performance period pursuant to the respective vested restricted share units. Potential award levels range from 25-200% of the grant depending on the achievement of a GMV growth and an adjusted EBITDA margin target over the three-year period. As the RSUs are not subject to an exercise price, the grant date fair value amounts to USD 7.94.

On September 1, 2025, 3,449 time-vesting RSUs were granted to selected key management members. Each RSU represents the right to receive an ADS (and the ordinary shares represented thereby) of LuxExperience B.V. upon vesting, based on the deemed value of award on grant date. The total number of RSU’s will vest on July 1, 2026. As the RSUs are not subject to an exercise price, the grant date fair value amounts to USD 9.28, the closing share price of the day before the grant date.

LuxExperience B.V.

Financial Results and Key Operating Metrics

(Amounts in € millions)

The following table summarizes the main features of time-vesting RSUs under the annual plan:

Type of arrangement	Key Management Members Long-Term Incentive Plan
Type of Award	Time-vesting RSUs
Service commencement date	July 1, 2024	Oct. 1, 2024	July 1, 2025	September 1, 2025
Grant date	July 1, 2024	Oct. 1, 2024	July 1, 2025	September 1, 2025
Number granted	1,252,241	102,740	1,313,946	3,449
Vesting conditions	Graded vesting of 1/3 of the time vesting RSUs over the next three years.	Vested in full on July 1, 2025	Graded vesting of 1/3 of the time vesting RSUs over the next three years.	Will vest in full on July 1, 2026

The following table summarizes the main features of non-market performance RSUs and stock option awards under the annual plan:

Type of arrangement	Key Management Members Long-Term Incentive Plan
Type of Award	Non-market performance RSUs		Stock options
Service commencement date	July 1, 2024	July 1, 2025	July 1, 2024	July 1, 2025
Grant date	July 1, 2024	July 1, 2025	July 1, 2024	July 1, 2025
Number granted	1,043,193	1,106,332	3,277,477	2,087,724
Vesting conditions	3 year’s services from service commencement date and achievement of a certain level of cumulative GMV growth and adjusted EBITDA margin.	3 year’s services from service commencement date and achievement of a certain level of cumulative GMV growth and adjusted EBITDA margin.	Graded vesting of 1/3 of the granted share options in each of the next three years of service from service commencement date.	Graded vesting of 1/3 of the granted share options in each of the next three years of service from service commencement date.

LuxExperience B.V.

Financial Results and Key Operating Metrics

(Amounts in € millions)

Employee Share Purchase Program (ESPP)

On May 29, 2023, the Company commenced its first open enrollment period for its Employee Share Purchase Program (“ESPP”), which was approved by the shareholders on October 27, 2022, at the Company’s annual general meeting. The objective of the ESPP is to allow employees of the Company (or any of its subsidiaries) to participate in the growth of the Company and to promote long-term corporate engagement by offering eligible employees the opportunity to acquire American Depositary Shares representing shares in the capital of the Company, at a discount, subject to the terms of the ESPP. The discount is fixed to one-fourth of the investment by the participant. The discount is implemented by increasing the number of shares with one-third (e.g. a participant receives four ADSs for the price of three ADSs.)

b)	Measurement of fair values

Stock Options from Long-Term Incentive Plan

The fair value of the employee share options has been measured using the Black-Scholes formula. The inputs used in the measurement of the fair values at grant date of the equity-settled share-based payment plans were as follows.

Black Scholes Model - Weighted Average Values	Grant date July 1, 2024	Grant date July 1, 2025
Weighted average fair value	$1.82	$2.82
Exercise price	$5.07	$7.89
Weighted average share price	$5.07	$7.89
Expected volatility	64.47%	65.43%
Expected life	1.97 years	1.97 years
Risk free rate	2.88%	1.82%
Expected dividends	-	-

For the options granted after June 30, 2024, expected volatility has been based on an evaluation of the historical volatility of the Company’s own shares, particularly over the historical period commensurate with the expected term.

c)	Share-based compensation expense recognized

Amounts recognized for share based payment programs were as follows:

	Three Months Ended September 30,
(in € thousands)	2024	2025
Classified within capital reserve (beginning of period)	175,591	188,031
Expense related to:	4,495	3,531
Share Options (Alignment Grant)	1,893	-
Share Options (LTI)	828	1,100
Restricted Share Units (Supervisory Board Members Plan)	131	125
Restricted Share Units (LTI)	1,642	2,306
Classified within capital reserve (end of period)	180,086	191,563

LuxExperience B.V.

Financial Results and Key Operating Metrics

(Amounts in € millions)

d)	Reconciliation of outstanding share options

The number and weighted-average exercise prices of share options under the share option programs described under the Alignment award were as follows.

	Alignment award
	Options	Wtd. Average Exercise Price (USD)
June 30, 2024	6,063,090	8.57
Forfeited	21,165	11.58
Exercised	-	N/A
September 30, 2024	6,041,925	8.56

June 30, 2025	4,653,477	9.09
Forfeited	-	-
Exercised	-	N/A
September 30, 2025	4,653,477	9.09

The range of exercise prices for the share options outstanding as of September 30, 2025 is between 5.79 USD and 11.58 USD. The average remaining contractual life is 5.31 years.

The number and weighted-average exercise prices of share options under the share option programs described in Long-Term Incentive Plan for share options were as follows.

	Share Options under the Long-Term Incentive Plan
	Options	Wtd. Average Exercise Price (USD)
June 30, 2024	3,309,066	4.00
forfeited	-	N/A
granted	3,277,477	5.07
September 30, 2024	6,586,543	4.53

June 30, 2025	6,378,249	4.55
forfeited	2,948	7.89
granted	2,087,724	7.89
exercised	431,699	4.00
September 30, 2025	8,031,326	5.45

The range of exercise prices for the share options outstanding as of September 30, 2025 is between 4.00 USD and 7.89 USD. The average remaining contractual life is 8.71 years.

LuxExperience B.V.

Financial Results and Key Operating Metrics

(Amounts in € millions)

15.	Other current liabilities

On September 3, 2025, the Company announced that, as part of its transformation plan for YNAP, it is considering efficiency measures that may include a partial reduction of the workforce across several sites in Italy, the United Kingdom, the United States and other jurisdictions. Based on current assessments, these measures could potentially affect up to approximately 700 employees. These contemplated actions remain subject to applicable information and consultation processes with employee representatives in each jurisdiction. No decisions have been finalized, and the ultimate scope, timing and financial impact of any workforce adjustments may differ from the figures currently under discussion.

The Company expects to incur further restructuring expenses of approximately €34.1 million worldwide in connection with the planned reduction of the workforce during fiscal year 2026, including employee termination benefits and other related costs. As of the reporting date, €34.1 million has been included in other current liabilities on the condensed consolidated statement of financial position. This amount represents management’s best estimate, based on information available at the reporting date, of the costs expected to be incurred in connection with these contemplated actions.

16.	Financial instruments and financial risk management

Additional disclosures on financial instruments

The following table shows the carrying amounts and fair values of financial assets and financial liabilities, including their levels in the fair value hierarchy. The table excludes fair value information for financial assets and financial liabilities not measured at fair value if the carrying amount reasonably approximates fair value.

Financial instruments as of June 30, 2025 were as follows:

	Year ended June 30, 2025
(in € thousands)	Carrying amount	Categories outside of IFRS 9	Category in accordance with IFRS 9	Fair value	Fair value hierarchy level
Financial assets
Non-current financial assets
Non-current deposits	5,186	—	Amortized cost	—	—
Current financial assets
Trade and other receivables	96,676	—	Amortized cost	—	—
Cash and cash equivalents	603,593	—	Amortized cost	—	—
Other assets	134,766	92,880
thereof deposits	28	—	Amortized cost	—	—
thereof other financial assets	41,858	—	Amortized cost	—	—
Financial liabilities
Non-current financial liabilities
Lease liabilities	176,718	176,718	N/A	—	—
Other liabilities	364	364	N/A	—	—
Current financial liabilities
Liabilities to banks	10,000	—	Amortized cost	—	—
Tax liabilities	2,764	2,764	N/A
Lease liabilities	32,085	32,085	N/A	—	—
Trade and other payables	285,722	—	Amortized cost	—	—
Other liabilities	346,835	263,757
thereof other financial liabilities	83,078	—	Amortized cost	—	—

LuxExperience B.V.

Financial Results and Key Operating Metrics

(Amounts in € millions)

Financial instruments as of September 30, 2025 were as follows:

	Three months ended September 30, 2025
(in € thousands)	Carrying amount	Categories outside of IFRS 9	Category in accordance with IFRS 9	Fair value	Fair value hierarchy level
Financial assets
Non-current financial assets
Non-current deposits	5,021	—	Amortized cost	—	—
Other non-current financial assets	16,447	—	Amortized cost	—	—
Current financial assets
Trade and other receivables	87,115	—	Amortized cost	—	—
Cash and cash equivalents	461,138	-	Amortized cost	—	—
Other assets	128,829	78,262
thereof deposits	28	—	Amortized cost	—	—
thereof Derivatives (Hedge Accounting)	556	—	N/A	556	Level 2
thereof other financial assets	49,983	—	Amortized cost	—	—
Financial liabilities
Non-current financial liabilities
Lease liabilities	152,440	152,440	N/A	—	—
Other liabilities	253	253	N/A	—	—
Current financial liabilities
Liabilities to banks	32,019		Amortized cost	—	—
Tax liabilities	-	-	N/A
Lease liabilities	29,784	29,784	N/A	—	—
Trade and other payables	191,302	-	Amortized cost	—	—
Other liabilities	372,139	306,752
thereof Derivatives (Hedge Accounting)	3,094	-	N/A	3,094	Level 2
thereof other financial liabilities	62,293	-	Amortized cost	—	—
Lease liabilities associated with assets held for sale	15,701	15,701	N/A	—	—

Foreign exchange forwards are valued according to their present value of future cash flows based on foreign exchange rates at the balance sheet date. The fair values of these instruments are also considered as level 2 fair values.

There were no transfers between the different levels of the fair value hierarchy as of June 30, 2025 and September 30, 2025. LuxExperience Group’s policy is to recognize transfers into and transfers out of fair value hierarchy levels as at the end of the reporting period. As LuxExperience Group does not meet the criteria for offsetting, thus no financial instruments are netted.

As of September 30, 2025, LuxExperience Group has recorded negative €1,830 thousand net in cash flow hedge reserve. Had hedge accounting not been applied, the amount would have been recorded in profit or loss immediately. The remaining portion of other comprehensive income is related to translation differences of balance sheet items denominated in foreign currencies in prior periods. For more details, please refer to LuxExperience Group’s annual consolidated financial statements for the fiscal year ended June 30, 2025.

17.	Related party transactions

As of September 30, 2025, LuxExperience Group had a receivable against MYT Ultimate Parent LLC, USA in an amount of €0.2 million. Further, LuxExperience Group had liabilities to MYT Ultimate Parent LLC, USA in an amount of €0.8 million. These balances resulted from various intercompany charges incurred before July 2020.

As of September 30, 2025, LuxExperience Group had receivables against Richemont Group totaling €44,205 thousand, mainly comprising a tax credit to the amount of €25,975 thousand and a receivable of €15,332 thousand related to the shortfall on the net financial position in connection with the YNAP acquisition. Note that the receivable of €15,332 thousand is based on a provisional assessment and as at the date of this report is still subject to finalization.

LuxExperience B.V.

Financial Results and Key Operating Metrics

(Amounts in € millions)

Furthermore, LuxExperience Group had unsecured liabilities to Richemont Group amounting to €13,421 thousand. These balances resulted mainly from purchase and sale transactions with Richemont Group brands. During the three months ended September 30, 2025, LuxExperience Group purchased inventory of €19,210 thousand from Richemont Group brands and generated income of €1,991 thousand, mainly from management and information technology services. During the three months ended September 30, 2025, the Group recorded an amount of €3,617 thousand as other income relating to a refund received from the Italian Competition Authority. In accordance with an existing arrangement with Richemont, 85% of this refund will be passed on to Richemont, which was recorded as an offsetting amount within other income amounting to €3,074 thousand.

18.	Events after the reporting period

Anticipated Disposal of Specific Assets and Liabilities Relating to THE OUTNET

Subsequent to the reporting date, on October 31, 2025, LuxExperience announced that it has entered into a binding agreement with The O Group LLC to sell the set of assets powering THE OUTNET platform, which include the relevant brand rights, customer data, full inventory and the US distribution center., as well as the required work-force in the United States and the United Kingdom, in exchange for cash consideration of €25.6 million (USD / EUR exchange rate applied was 1.17). The closing of the transaction is expected to occur in the third fiscal quarter of 2026, subject to certain closing conditions, including customary regulatory approvals and payment of the purchase price, which is subject to adjustment based on inventory levels at closing.

The assets and liabilities of the disposal group have been classified as held for sale in accordance with IFRS 5 Non-current Assets Held for Sale and Discontinued Operations for the three months ended September 30, 2025. Refer to note 9 for further details.

LuxExperience B.V.

Financial Results and Key Operating Metrics

(Amounts in € millions)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with the consolidated financial statements and related notes that are included elsewhere in this report. This discussion contains forward-looking statements based upon current plans, expectations and beliefs that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under ‘‘Risk Factors’’ in the annual report on Form 20-F filed on October 30, 2025 and in other parts of this report. Our fiscal year ends on June 30. Throughout this report, all references to quarters and years are to our fiscal quarters and fiscal years unless otherwise noted.

Special Note Regarding Forward-Looking Statements

This Quarterly Report contains forward-looking statements that involve risks, uncertainties, and assumptions that, if they never materialize or prove incorrect, could cause our results to differ materially from those expressed or implied by such forward-looking statements. The statements contained in this Quarterly Report that are not purely historical, including without limitation statements in the following discussion and analysis of financial condition and results of operations regarding our projected financial position and results, business strategy, plans, and objectives of our management for future operations, are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the Private Securities Litigation Reform Act of 1995. Forward-looking statements are often identified by the use of words such as, but not limited to, “anticipate,” “believe,” “can,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “project,” “seek,” “should,” “target,” “will,” “would,” and similar expressions or variations intended to identify forward-looking statements. These statements are based on the beliefs and assumptions of our management, which are in turn based on information currently available to management. Such forward-looking statements are subject to risks, uncertainties, and other important factors that could cause actual results and the timing of certain events to differ materially from future results expressed or implied by such forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in the section titled “Risk Factors” included in the annual report on Form 20-F filed on October 30, 2025. Furthermore, such forward-looking statements speak only as of the date of this report. Except as required by law, we undertake no obligation to update any forward-looking statements to reflect events or circumstances after the date of such statements.

Overview

LuxExperience is a leading luxury multi-brand digital group for the global luxury consumer shipping worldwide. We offer one of the finest edits in luxury, curated from the world’s most coveted brands of womenswear, menswear, kidswear, lifestyle products and fine jewelry. Our story began over three decades ago with the opening of Theresa, in Munich, one of the first multi-brand luxury boutiques in Germany, followed by the launch of the digital platform Mytheresa in 2006. In April 2025, we completed the acquisition of YOOX Net-a-Porter Group S.p.A. (“YNAP”), with the store brands NET-A-PORTER and MR PORTER forming the luxury segment next to the Mytheresa luxury segment, and acquiring YOOX and THE OUTNET in the Off-Price segment. We subsequently renamed the combined company “LuxExperience.”

On September 15, 2025, the Company received a binding offer from The O Group LLC to purchase a defined group of assets and liabilities associated with THE OUTNET, and management considered the sale as being highly probable at the reporting date. Therefore, the assets and liabilities of the disposal group have been classified as held for sale, and the results of operations have been presented as discontinued operations in accordance with IFRS 5 Non-current Assets Held for Sale and Discontinued Operations. See Key Operating and Financial Metrics section for relevant segment information, whereby the results of THE OUTNET business has been removed from the Off-Price segment for the three months ended September 30, 2025.

LuxExperience B.V.

Financial Results and Key Operating Metrics

(Amounts in € millions)

Subsequent to the reporting date, on October 31, 2025, LuxExperience announced that it has entered into a binding agreement with The O Group LLC to sell the set of assets powering THE OUTNET platform, which include the relevant brand rights, customer data, full inventory and the US distribution center., as well as the required work-force in the United States and the United Kingdom, in exchange for cash consideration of €26.1 million (USD / EUR exchange rate applied was 1.15). The closing of the transaction is expected to occur in the third fiscal quarter of 2026, subject to certain closing conditions, including customary regulatory approvals and payment of the purchase price, which is subject to adjustment based on inventory levels at closing.

Our business model combines technology, luxury fashion and differentiated customer service on a global scale. The simplicity of our mobile-first websites and apps (“sites”) creates an efficient and user-friendly shopping experience for our time-constrained, global customers. Our sites offer advanced features, including the ability to personalize the customer experience and other highly attractive customer services. We have an efficient, repeatable playbook for localizing the customer experience through local language, currencies, payment methods, shipping services and marketing.

Key Operating and Financial Metrics

The following illustrative segment information for Luxury | Mytheresa, Luxury | NAP & MRP and Off-Price | YOOX is presented as if these segments had been included in LuxExperience Group’s management reporting for the three months ended September 30, 2024. These segments were not presented in the Company’s unaudited quarterly report for the three months ended September 30, 2024 as the YNAP Group was subsequently acquired on April 23, 2025, and therefore was not owned by the Company during the prior year comparative period presented. The following segment information should not be viewed as a substitute for LuxExperience Group’s segment reporting. Further, the segment information presented here is not necessarily indicative of LuxExperience Group’s results to be expected for any future periods.

THE OUTNET business under Off-Price segment has been classified as discontinued operations for the three months ended September 30, 2025. Therefore, the results of THE OUTNET business has been removed from the Off-Price segment for the three months ended September 30, 2025.

The following table shows our operating and financial metrics for Luxury | Mytheresa segment for the three months ended September 30, 2024 and 2025. For the periods presented, these figures represent actual results and are not illustrative in nature.

	Three months ended September 30,
(in € millions) (unaudited)	2024	2025	Change in % / BPs
Gross Merchandise Value (GMV)(1)	216.6	245.9	13.5%
Active customers (LTM in thousands)(2)	842	812	(3.6)%
Total orders shipped (LTM in thousands)(2)	2,095	1,997	(4.7)%
Average order value (LTM)(2)	720	797	10.7%
Net sales	201.7	226.3	12.2%
Gross profit	88.6	101.0	14.0%
Gross profit margin(3)	43.9%	44.6%	70	BPs
Adjusted EBITDA(4)	2.9	7.9	172.4%
Adjusted EBITDA margin(3)	1.4%	3.5%	210	BPs

(1)	Definition of GMV, Active customer and Total orders shipped can be found on page 34.
(2)	Active customers and total orders shipped are calculated based on orders shipped from our sites during the last twelve months (LTM) ended on the last day of the period presented.
(3)	As a percentage of net sales.
(4)	EBITDA, adjusted EBITDA, adjusted Operating Income, adjusted net income are measures not defined under IFRS. For further information about how we calculate these measures and limitations of its use, see page 34.

LuxExperience B.V.

Financial Results and Key Operating Metrics

(Amounts in € millions)

The following table illustrates operating and financial metrics for Luxury | NAP & MRP segment for the three months ended September 30, 2024 and 2025. For the three months ended September 30, 2025, these figures represent actual results and for the three months ended September 30, 2024, these figures are illustrative in nature.

	Three months ended September 30,
(in € millions) (unaudited)	2024	2025	Change in % / BPs
Gross Merchandise Value (GMV)(1)	251.7	224.5	(10.8)%
Active customers (LTM in thousands)(2)	1,176	872	(25.9)%
Total orders shipped (LTM in thousands)(2)	3,024	2,381	(21.3)%
Average order value (LTM)(2)	724	836	15.5%
Net sales	238.0	212.3	(10.8)%
Gross profit	110.8	101.5	(8.4)%
Gross profit margin(3)	46.6%	47.8%	120	BPs
Adjusted EBITDA(4)	3.9	(14.6)	(473.7)%
Adjusted EBITDA margin(3)	1.6%	(6.9)%	(850	)BPs

The following table illustrates operating and financial metrics for Off-Price | YOOX segment for the three months ended September 30, 2024 and 2025. For the three months ended September 30, 2025, these figures represent actual results and for the three months ended September 30, 2024, these figures are illustrative in nature.

	Three months ended September 30,
(in € millions) (unaudited)	2024	2025	Change in % / BPs
Gross Merchandise Value (GMV)(1)	147.0	118.6	(19.3)%
Active customers (LTM in thousands)(2)	1,403	1,121	(20.1)%
Total orders shipped (LTM in thousands)(2)	4,098	2,955	(27.9)%
Average order value (LTM)(2)	217	256	18.0%
Net sales	142.1	118.6	(16.6)%
Gross profit	46.3	43.3	(6.4)%
Gross profit margin(3)	32.6%	36.5%	390	BPs
Adjusted EBITDA(4)	(25.1)	(21.4)	(14.7)%
Adjusted EBITDA margin(3)	(17.7)%	(18.1)%	(40)	BPs

LuxExperience B.V.

Financial Results and Key Operating Metrics

(Amounts in € millions)

The following tables present a reconciliation of the Company’s segment EBITDA to consolidated net income for the three months ended September 30, 2025, with comparative illustrative segment information presented for the three months ended September 30, 2024.

	Three months ended September 30, 2024
(in € millions) (unaudited)	Luxury Mytheresa	Luxury NAP & MRP	Off-Price YOOX	Other(*)	Reconciliation(**)	Aggregated
Net sales	201.7	238.0	142.1	41.6	-	623.4
Cost of sales, exclusive of depreciation and amortization	(113.1)	(127.2)	(95.8)	(34.3)	-	(370.4)
Gross profit	88.6	110.8	46.3	7.3	-	253.0
Shipping and payment cost (1)	(29.3)	(29.5)	(26.1)	(3.2)	(0.1)	(88.2)
Marketing expenses	(25.0)	(18.8)	(9.3)	(2.1)	-	(55.2)
Selling, general and administrative expenses (1) (2)	(30.3)	(62.0)	(37.8)	(12.1)	(28.1)	(170.2)
Other income (expense), net	(1.2)	3.3	1.8	1.7	-	5.6
Segment EBITDA	2.9	3.9	(25.1)	(8.5)	(28.2)	(55.0)

*Represents Online Flagship Stores (“OFS”) and Feng-Mao (“FM”) businesses being wound down.

** There were €23,825 thousand in expenses related to Other transaction-related, certain legal and other expenses and share-based compensation expenses totaling €4,495 thousand.

(1)	Includes Other transaction-related, certain legal and other expenses including (i) professional fees, including advisory and accounting fees, related to potential transactions, (ii) certain legal and other expenses incurred outside the ordinary course of our business and (iii) other non-recurring expenses incurred in connection with the costs of closing our distribution center in Heimstetten, Germany.

(2)	Certain members of management and supervisory board members have been granted share-based compensation for which the share-based compensation expense will be recognized upon defined vesting schedules in the future periods. Our methodology to adjust for share-based compensation and subsequently calculate Adjusted EBITDA, Adjusted Operating Income and Adjusted Net Income includes both share-based compensation expense connected to the IPO and share-based compensation expense recognized in connection with grants under the Long-Term Incentive Plan (LTI) for the LuxExperience Group’s key management members as well as share-based compensation expense due to Supervisory Board Members Plans. We do not consider share-based compensation expense to be indicative of our core operating performance.

	Three months ended September 30, 2025
(in € millions) (unaudited)	Luxury Mytheresa	Luxury NAP & MRP	Off-Price YOOX	Other(*)	Reconciliation(**)	Consolidated
Net sales	226.3	212.3	118.6	19.2	(2.9)	573.5
Cost of sales, exclusive of depreciation and amortization	(125.4)	(110.8)	(75.3)	(14.2)	2.9	(322.8)
Gross profit	101.0	101.5	43.3	5.0	-	250.7
Shipping and payment cost (1)	(36.0)	(28.3)	(17.7)	(1.6)	(1.1)	(84.7)
Marketing expenses	(25.6)	(17.6)	(6.8)	-	-	(50.0)
Selling, general and administrative expenses (1) (2)	(31.7)	(61.9)	(33.9)	(2.2)	(44.3)	(174.0)
Other income (expense), net	0.2	(8.2)	(6.4)	2.2	-	(12.2)
Segment EBITDA	7.9	(14.6)	(21.4)	3.4	(45.4)	(70.1)

*Represents Online Flagship Stores (“OFS”) and Feng-Mao (“FM”) businesses being wound down.

** There were €41,852 thousand in expenses related to Other transaction-related, certain legal and other expenses and share-based compensation expenses totaling €3,531 thousand. Additionally, there was €2,858 thousand in inter-segmental purchases of inventory which were subsequently sold during the period, and are therefore eliminated from Net sales and Cost of sales, exclusive of depreciation and amortization.

LuxExperience B.V.

Financial Results and Key Operating Metrics

(Amounts in € millions)

The following tables set forth the reconciliations of net income to EBITDA to adjusted EBITDA, and their corresponding margins as a percentage of net sales.

	Three months ended September 30,
(in € millions) (unaudited)	2024	2025	Change in % / BPs
Net loss from continued operations	(23.5)	(85.4)	(263.3)%
Depreciation and amortization	7.1	11.6	63.5%
Finance costs, net	1.2	1.1	(7.9)%
Income tax expense (benefit)	(7.7)	2.6	(133.4)%

EBITDA	(22.9)	(70.1)	(206.1)%
Adjustments:
Other transaction-related, certain legal and other expenses (1)	21.3	41.9	96.6%
Share-based compensation (2)	4.5	3.6	(21.0)%
Adjusted EBITDA	2.9	(24.7)	(950.7)%

Reconciliation to Adjusted EBITDA margin
Net sales	201.7	573.5	184.3%
Adjusted EBITDA margin	1.4%	(4.3)%	(570	)BPs

In fiscal year 2024, YNAP sub-group management decided to recognize an extraordinary inventory write-down in accordance with IAS 2. These adjustments represent the release of a significant portion of this write-down reserve upon the sale of corresponding inventory in 2025. This adjustment impacts cost of goods sold.

(1)	Includes Other transaction-related, certain legal and other expenses including (i) professional fees, including advisory and accounting fees, related to potential transactions, (ii) certain legal and other expenses incurred outside the ordinary course of our business, and (iii) other non-recurring expenses incurred in connection with the costs of closing distribution centers.

(2)	Share-based compensation expense includes expenses related to share-based compensation grants made to certain members of our management and Supervisory Board for which the share-based compensation expense will be recognized upon defined vesting schedules in the future periods. Our methodology to adjust for share-based compensation and subsequently calculate Adjusted EBITDA includes both share-based compensation expense connected to the IPO and share-based compensation expense recognized in connection with grants under the LTI for the LuxExperience Group’s key management members as well as share-based compensation expense due to Supervisory Board Members Plan. We do not consider share-based compensation expense to be indicative of our core operating performance. This adjustment impacts sales, general and administrative expenses.

The following table sets forth the separate components of share-based compensation:

	Three Months Ended September 30,
(in € thousands)	2024	2025
Share Options (Alignment Grant)	1,893	-
Share Options (LTI)	828	1,100
Restricted Share Units (Supervisory Board Members Plan)	131	125
Restricted Share Units (LTI)	1,642	2,306
Classified within capital reserve (end of period)	4,494	3,531

Adjusted EBITDA and Adjusted EBITDA margin

Adjusted EBITDA is a non-IFRS financial measure that we calculate as net income before finance expense (net), taxes, and depreciation and amortization (EBITDA), adjusted to exclude Other transaction-related, certain legal and other expenses, Share-based compensation expense and gain on bargain purchase. Adjusted EBITDA margin is a non-IFRS financial measure which is calculated in relation to net sales and GMV.

Gross Merchandise Value (GMV)

GMV is an operative measure and means the total Euro value of orders processed, including the value of orders processed on behalf of others for which we earn a commission. GMV is inclusive of product value, shipping and duty. It is net of returns, value added taxes and cancellations. GMV does not represent revenue earned by us. We use GMV as an indicator for the usage of our platform that is not influenced by the mix of direct sales and commission sales. The indicators we use to monitor usage of our platform include, among others, active customers, total orders shipped and GMV.

Active Customers

We define an active customer as a unique customer account from which an online purchase was made across our sites at least once in the preceding twelve-month period. In any particular period, we determine our number of active customers by counting the total number of unique customers who have made at least one purchase across our sites in the preceding twelve-month period, measured from the last date of such period. We view the number of active customers as a key indicator of our growth, the reach of our website, consumer awareness of our value proposition and the desirability of our product assortment. We believe our number of active customers drives both net sales and our appeal to brand partners.

Total Orders Shipped

We define total orders shipped as an operating metric used by management, which is calculated as the total number of online customer orders shipped to our customers during the fiscal year ended on the last day of the period presented. We view total orders as a key indicator of the velocity of our business and an indication of the desirability of our products. Total orders shipped and total orders recognized as net sales in any given period may differ slightly due to orders that are in transit at the end of any particular period.

Average Order Value

We define average order value as an operating metric used by management, which is calculated as our total GMV from online orders shipped from our sites during the fiscal year ended on the last day of the period presented divided by the total online orders shipped during the same twelve-month period. We believe our consistent high average order value reflects our commitment to price integrity and the luxury nature of our products. Average order value may fluctuate due to a number of factors, including merchandise mix and new product categories.

Adjusted shipping and payment costs

Adjusted shipping and payment costs is a non-IFRS financial measure that we calculate as shipping and payment costs adjusted to exclude Other transaction-related, certain legal and other expenses.

Adjusted marketing expenses

Adjusted marketing expenses is a non-IFRS financial measure that we calculate as marketing expenses adjusted to exclude Other transaction-related, certain legal and other expenses.

Adjusted selling, general and administrative expenses

Adjusted selling, general and administrative expenses is a non-IFRS financial measure that we calculate as selling, general and administrative expenses adjusted to exclude Other transaction-related, certain legal and other expenses and Share-based compensation expense.

Adjusted Other income (loss), net

Adjusted other income (loss), net is a non-IFRS financial measure that we calculate as other income (loss), net adjusted to exclude Other transaction-related, certain legal and other expenses.

Adjusted depreciation and amortization

Adjusted depreciation and amortization is a non-IFRS financial measure that we calculate as depreciation and amortization adjusted to exclude impairment losses recognized on property and equipment.

Adjusted finance costs, net

Adjusted finance costs, net is a non-IFRS financial measure that we calculate as finance cost, net adjusted to exclude Other transaction-related, certain legal and other expenses which include revolving credit facility amendment fees.

Factors Affecting our Performance

To analyze our business performance, determine financial forecasts and help develop long-term strategic plans, we focus on the factors described below. While each of these factors presents significant opportunity for our business, collectively, they also pose important challenges that we must successfully address in order to sustain our growth, improve our operating results and achieve and maintain our profitability, including those discussed below and in the section of the Annual Report titled “Risk Factors”.

Acquisition of YNAP

The impact of the YNAP Acquisition is reflected in our financial results for the three months ended September 30, 2025. Specifically, the transaction materially expanded our revenue base and asset portfolio following its closing in the fourth quarter of the previous fiscal year. Accordingly, LuxExperience’s results for the three months ended September 30, 2025 are not directly comparable to the results for the corresponding period in the prior year, given the inclusion of YNAP’s operations. The substantial increase in scale and operational scope during the most recent fiscal year also introduces additional complexity when assessing year-over-year performance.

Given these factors, investors should carefully consider the material impact of the YNAP Acquisition on our financial and operational metrics when evaluating our historical performance and future prospects. The expanded scale, geographic footprint, and synergies associated with the YNAP Acquisition are expected to enhance our competitive positioning globally, but the integration process and related costs may introduce variability to our short-term financial performance.

Overall Economic Trends

The overall economic environment and related changes in consumer behavior have a significant impact on our business. Though it is generally more muted in our high net worth customer cohort versus a broader demographic, positive conditions in the broader economy promote customer spending on our website, while economic weakness, which generally results in a reduction of customer spending, may have a negative effect on customer spend. Global macroeconomic factors can affect customer spending patterns, and consequently our results of operations. These include, but are not limited to, employment rates, trade negotiations and policies (including tariffs), availability of credit, inflation, interest rates and fuel, regional military conflicts and energy costs. In addition, during periods of low unemployment, we generally experience higher labor costs.

Growth in Brand Awareness

We will continue to invest in brand marketing activities to expand brand awareness. As we build our customer base, we will launch additional brand marketing campaigns, host physical “money-can’t-buy” experiences, develop exclusive capsule collections with some of the most luxurious brands and produce in-house product content to attract new customers to our platform. If we fail to cost-effectively promote our brand or convert impressions into new customers, our net sales growth and profitability may be adversely affected.

Luxury Brand Partners

Our business model relies on providing our customers access to a curated assortment of top luxury brands. We believe our longstanding relationships with top luxury fashion brands represent a competitive advantage. We employ a rigorous framework and deep buying expertise, informed by customer data, to meticulously buy and curate an exclusive assortment on our website. As we grow, we strive to maintain our exclusive relationships while forming new relationships with up and coming brands to the extent there is customer demand for such brands. However, if we are unsuccessful in maintaining these relationships or developing new relationships, our business and results of operations may be adversely affected.

Growth of Online Luxury

According to Bain & Company’s Luxury Goods Worldwide Market Monitor (Fall 2024) (the “2024 Bain Study”), the online penetration of luxury personal goods is expected to increase from 20% to 33% from 2023 to 2030. This growth in online will be driven by online platforms taking share from traditional retailers, supported by consumer preference for online shopping and the ease afforded by multi-brand sites. In response to the online shift, the luxury market is innovating and evolving with new niche collections and customization options. Mytheresa has a long history of being at the forefront of this dialogue experimenting with brand partners through relevant brand collaborations and exclusive product offerings. However, if we fail to capture the future online spending shift with relevant product or if our competitors engage in promotional activity over multiple seasons, our customer growth may decelerate and our results of operations may be adversely affected.

Growth in Men’s, Kidswear, Life and Fine Jewelry

In 2019 we launched Mytheresa Kids, and in January 2020, we launched Mytheresa Men to expand our curated offering to these large and underserved categories. We believe there is a lack of curated online multi-brand offerings in both categories which we can capture through our differentiated value proposition. We have built out full buying, marketing and merchandising teams, leveraged our brand relationships and are supporting these categories with exclusive capsules, experiences and content. We believe we can curate and assort collections for men, as we have done with women’s, expanding our value proposition to these new categories. We launched the new category “Life” in May 2022, extending Mytheresa’s renowned multi-brand shopping approach into all aspects of luxury lifestyle. Life presents the most elevated selection of home décor and other lifestyle products, further deepening the relationship with our high value customers that have a passion for luxury design in their wardrobes as well as their homes. In the fourth quarter of fiscal 2023 we introduced certified pre-owned luxury watches in collaboration with Bucherer, an extension of fine jewelry assortment. Being the only curated luxury online platform to combine womenswear, menswear, kidswear, lifestyle products and fine jewelry, makes us a truly unique and engaging destination for luxury shoppers.

Inventory Management

We utilize our customer data and collaborate with brand partners to assort a highly relevant assortment of products for our customers. The expertise of our buyers and our data help us gauge demand and product architecture to optimize our inventory position. Through analyzing customer feedback and real-time customer purchase behavior, we are able to efficiently predict demand, sizing and colorways beyond the insights of our buyers. This minimizes our portfolio risk and increases our sell-through. As we scale, our buying process will be further enhanced through the growth in our global data repository and our ability to leverage data science as part of the buying process. Additionally, our investments in different facets of our inventory offering fluctuate alongside shifting consumer trends and the fundamental needs of our business.

Investment in our Operations and Infrastructure

As we enhance our offering and grow our customer base, we will incur additional expenses. Our future investments in operations, like our investments in the new distribution center in Leipzig, and infrastructure will be informed by our understanding of global luxury trends and the needs of our platform. As we continue to scale, we will be required to support our online offering with additional personnel. We will invest capital in inventory, fulfillment capabilities, and logistics infrastructure as we drive efficiencies in our business, localize our offering, enter new categories and partner with new brands. We will also actively monitor our fulfillment capacity needs, investing in capacity and automation in a selective manner.

Curated Platform Model (CPM) and other commission based partnership models

Curated Platform Model (“CPM”) integrates Mytheresa with brand partners’ direct retail operations which provides access to highly desirable products at scale, improves capital efficiency and is accretive to top- and bottom-line. The products are selected by Mytheresa out of a much larger brand retail collection. Through the CPM, we are able to directly maintain the customer relationship and manage the fulfilment of the order up to the shipment to the end customer. Early season deliveries are aligned with retail channels. In addition, Mytheresa receives regular in-season replenishment of core as well as seasonal products. The product is delivered to Mytheresa distribution center; however, the inventory is owned by the brand partner until it is delivered to a customer. Unsold merchandise will either be returned to the brand partner by the end of the season or carried forward for the new season. Mytheresa acts as an agent, with the CPM platform fees recorded as net sales. The Luxury | NAP & MRP segment also has established similar commission-based partnership models.

Integration of YNAP and Realization of Synergies

Our future performance depends on the successful integration of the YNAP business. The combination offers significant potential for operational efficiencies, technology migration, and shared functional platforms. To unlock these benefits, we are implementing a transformation plan focused on brand differentiation, streamlined operations, and disciplined cost control. Effective execution of this plan is essential to realizing the expected synergies and value creation.

Components of our Results of Operations

Net sales

Net sales consist of revenues earned from sales of clothing, bags, shoes, accessories, fine jewelry and other categories through our sites and our flagship retail store and our recently opened men´s store, as well as shipping revenue and delivery duties paid when applicable, net of promotional discounts and returns. The platform fees originating from the curated platform model, other commission fees and monetization revenues are also included in our net sales. Revenue is generally recognized upon delivery to the end customer. Changes in our reported net sales are mainly driven by growth in the number of our active customers, changes in average order value, the total number of orders shipped and fees in relation to our curated platform model.

Cost of sales, exclusive of depreciation and amortization

Cost of sales, exclusive of depreciation and amortization includes the cost of merchandise sold, net of trade discounts, in addition to inventory write-offs and delivery costs of product from our brand partners. These costs fluctuate with changes in net sales and changes in inventory write-offs due to inventory aging. For CPM and other commission revenue, we do not incur cost of sales as the purchase price of the goods sold is borne by the CPM brand partner.

Gross Profit

Gross profit equals our net sales reduced by cost of sales, exclusive of depreciation and amortization. Gross profit as a percentage of our net sales is referred to as gross profit margin. The gross profit margin may fluctuate with the degree of promotional intensity in the industry.

Shipping and payment costs

Shipping and payment costs consist primarily of shipping fees paid to our delivery providers, packaging costs, delivery duties paid for international sales and payment processing fees paid to third parties. Shipping and payment costs fluctuate based on the number of orders shipped and net sales. General increases are due to a higher share of international sales and a higher share of countries where the company bears all customs duties for the customer, for example in the United States.

Marketing expenses

Marketing expenses primarily consist of online advertising costs aimed towards acquiring new customers, including fees paid to our advertising affiliates, marketing to existing customers, and other marketing costs, which include events productions, communication, and development of creative content.

Selling, general and administrative expenses

Selling, general and administrative expenses include personnel costs and other types of general and administrative expenses. Personnel costs, which constitute the largest percentage of selling, general and administrative expenses, include salaries, benefits, and other personnel-related costs for all departments within the Company, including fulfillment and marketing operations, creative content production, IT, buying, and general corporate functions. General and administrative expenses include IT expenses, rent expenses for leases not capitalized under IFRS 16, consulting services, insurance costs, share-based compensation expense as well as other transaction related, certain legal and other expenses.

Depreciation and amortization

Depreciation and amortization includes the depreciation of property and equipment, including right-of-use assets capitalized under IFRS 16, leasehold improvements, amortization of technology and other intangible assets and impairment losses recognized in accordance with IAS 36.

Other income (expense), net

Other income (expense), net principally consists of gains or losses from foreign currency fluctuations, gains or losses on disposal of property and equipment and other miscellaneous expenses and income.

Finance costs, net

Finance costs, net in the three months ended September 30, 2025 consists of our finance costs related to interest expense on our leases as well as on our syndicated revolving credit facilities (the “Syndicated RCFs”) with Commerzbank Aktiengesellschaft (“Commerzbank”), UniCredit Bank AG (“UniCredit”) and J.P. Morgan Chase SE. As of September 30, 2025, LuxExperience Group had utilized €42.2 million under our €100 million Syndicated Revolving Credit Facility, of which €10.2 million line was utilized in the form of guarantees issued under the same facility.

Results of Operations

		Three Months Ended

(in € thousands)	Note	September 30, 2024	September 30, 2025
Net sales	7,8	201,701	573,501
Cost of sales, exclusive of depreciation and amortization	10	(113,067)	(322,763)
Gross profit		88,633	250,738
Shipping and payment cost		(29,360)	(84,660)
Marketing expenses		(24,992)	(49,999)
Selling, general and administrative expenses		(56,013)	(173,962)
Depreciation and amortization	13	(7,128)	(11,607)
Other expenses, net		(1,177)	(12,171)
Operating loss		(30,036)	(81,660)
Finance costs		-	(3,057)
Finance income		(1,221)	1,952
Finance costs, net	11	(1,221)	(1,105)
Loss before income taxes		(31,257)	(82,765)
Income tax (expense) benefit	12	7,736	(2,569)
Net loss from continuing operations		(23,522)	(85,335)
Loss from discontinued operations (net of tax)	9	-	(13,165)
Net loss		(23,522)	(98,499)
Cash Flow Hedge		1,035	(2,538)
Income Taxes related to Cash Flow Hedge		(289)	708
Foreign currency translation		(29)	6,390
Other comprehensive income		717	4,560
Comprehensive loss		(22,805)	(93,939)

Basic & diluted earnings per share, € - continuing operations		(0.27)	(0.61)
Basic & diluted earnings per share, € - discontinued operations		(0.00)	(0.09)
Basic & diluted earnings per share, € - total		(0.27)	(0.70)
Weighted average ordinary shares outstanding (basic and diluted) – in millions (1)		87.2	139.7

(1)	In accordance with IAS 33, includes contingently issuable shares that are fully vested and can be converted at any time for no consideration. For further details, refer to note 14.

Percentages are in relation to GMV; Gross Profit and Adjusted EBITDA percentages are in relation to Net Sales.

	Three months ended September 30,
(in € thousands)	2024		2025
Gross Merchandise Value	216,556	100.0%	608,169	100.0%

Net sales	201,701	93.1%	573,501	94.3%
Cost of sales, exclusive of depreciation and amortization	(113,067)	(52.2)%	(322,763)	(56.2)%
Gross profit	88,634	43.9%	250,738	43.7%
Adjusted Shipping and payment cost	(29,266)	(13.5)%	(83,564)	(14.6)%
Marketing expenses	(24,992)	(11.5)%	(49,999)	(8.7)%
Adjusted Selling, general and administrative expenses	(30,274)	(14.0)%	(129,633)	(22.6)%
Other income (loss), net	(1,177)	(0.5)%	(12,212)	(2.1)%
Adjusted EBITDA	2,925	1.5%	(24,670)	(4.3)%

Gross Merchandise Value (GMV)

	Three months ended September 30,
(in € thousands)	2024	2025	Change Absolute	Change in % / BPs
Gross Merchandise Value (GMV)	216,556	608,169	391,613	180.8%

GMV increased by €391.6 million, or 180.8%, from €216.6 million to €608.2 million for the three months ended September 30, 2025 as compared to the three months ended September 30, 2024.

For the first quarter of fiscal year 2026, €362.3 million of this increase is attributable to the YNAP Acquisition, which contributed €224.5 million and €118.6 million for the Luxury | NAP & MRP and Off-Price | YOOX segments, respectively. For the Luxury | Mytheresa segment, €29.3 million of GMV growth is primarily driven by the increase in average order value.

GMV indicates the total amount of merchandise that our customers transact on our platform, and it reveals the depth of our customer relationships.

Net sales

	Three months ended September 30,
(in € thousands)	2024	2025	Change Absolute	Change in % / BPs
Net sales	201,701	573,501	371,800	184.3%
Gross Merchandise Value (GMV)	216,556	608,169	391,613	180.8%
Net sales percentage of GMV	93.1%	94.3%		120	BPs

Net sales increased from €201.7 million for the three months ended September 30, 2024 to €573.5 million for the three months ended September 30, 2025, an increase of 184.3%.

€347.2 million of this increase is attributable to the YNAP Acquisition, which contributed €212.3 million and €118.6 million for the Luxury | NAP & MRP and Off-Price | YOOX segments, respectively.

For the Luxury | Mytheresa segment in the first quarter of fiscal year 2026, net sales growth of €24.6 million (12.2%) was broadly in line with GMV growth of €29.3 million (13.6%), reflecting mostly comparable performance between wholesale brands and individual CPM brands. Performance of CPM brands is only reflected with the commission we receive in net sales. The commission from CPM brands represents less than 10% of total net sales.

Cost of sales, exclusive of depreciation and amortization

	Three months ended September 30,
(in € thousands)	2024	2025	Change Absolute	Change in % / BPs
Cost of sales, exclusive of depreciation and amortization	(113,067)	(322,763)	(209,696)	185.5%
Percentage of Net sales	(56.1)%	(56.3)%		20	BPs
Percentage of GMV	(52.2)%	(53.1)%		90	BPs

Cost of sales, exclusive of depreciation and amortization for the three months ended September 30, 2025 increased by €209.7 million, or 185.5%, compared to the three months ended September 30, 2024. €197.4 million of this increase is attributable to the YNAP Acquisition, which contributed €110.8 million and €75.3 million for the Luxury | NAP & MRP and Off-Price | YOOX segments, respectively.

For the Luxury | Mytheresa segment, for the first quarter of fiscal year 2026, the increase during the period presented resulted mostly from an increase in the average order value, which was slightly offset by a modest decrease in the total orders shipped for the last twelve months. Our total orders shipped decreased from 2.06 million to 2.00 million.

For the three months ended September 30, 2025, cost of sales, exclusive of depreciation and amortization as a percentage of net sales decreased from 56.1% to 55.4% compared to the same period in 2024.

Gross profit

	Three months ended September 30,
(in € thousands)	2024	2025	Change Absolute	Change in % / BPs
Gross Profit	88,634	250,738	162,104	182.9%
Percentage of Net sales	43.9%	43.7%		(20	)BPs
Percentage of GMV	40.9%	41.2%		30	BPs

For the three months ended September 30, 2025 gross profit was at €250.7 million, an increase of €162.1 million, or 182.9%, year-over-year.

€149.8 million of this increase is attributable to the YNAP Acquisition, which contributed €101.5 million and €43.3 million for the Luxury | NAP & MRP and Off-Price | YOOX segments, respectively.

For the Luxury | Mytheresa segment, for the first quarter of fiscal year 2026, the gross profit margin increased from 43.9% to 44.6% compared to the same period in 2024. The 70 basis points gross margin expansion was driven mostly by a higher percentage of products being sold at full price.

Shipping and payment costs

	Three months ended September 30,
(in € thousands)	2024	2025	Change Absolute	Change in % / BPs
Shipping and payment cost	(29,360)	(84,660)	(55,300)	188.4%
Percentage of Net sales	(14.6)%	(14.8)%		20	BPs
Percentage of GMV	(13.6)%	(13.9)%		30	BPs

	Three months ended September 30,
(in € thousands)	2024	2025	Change Absolute	Change in % / BPs
Shipping and payment cost	(29,360)	(84,660)	(55,300)	188.4%
Other transaction-related, certain legal and other expenses(1)	94	1,096	1,002	1,066.0%
Adjusted Shipping and payment cost	(29,266)	(83,564)	(54,298)	185.5%
Percentage of Net sales	(14.5)%	(14.6)%		10	BPs
Percentage of GMV	(13.5)%	(13.7)%		20	BPs

(1)	Included in other transaction-related, certain legal and other expenses for the three months ended September 30, 2025 are other non-recurring expenses related to the closure of warehouses. Included in other transaction-related, certain legal and other expenses for the three months ended September 30, 2024 are other non-recurring expenses incurred in connection with the costs of our new distribution center in Leipzig.

Adjusted Shipping and payment costs increased by €54.3 million, or 186.4%, from €29.4 million for the three months ended September 30, 2024, to €84.6 million for the three months ended September 30, 2025.

€47.6 million of this increase is attributable to the YNAP Acquisition, which contributed €28.3 million and €17.7 million for the Luxury | NAP & MRP and Off-Price | YOOX segments, respectively.

For the Luxury | Mytheresa segment, for the first quarter of fiscal year 2026, the increase in the shipping and payment cost ratio in relation to GMV from 13.6% to 14.6% in the first quarter of fiscal year 2026 is as a result of a higher US tariffs, partly offset by higher average order value and lower negotiated shipping fees. Included in shipping and payment costs for the three months ended September 30, 2024 is non-recurring expenses incurred in connection with the costs of our new distribution center in Leipzig.

Marketing expenses

	Three months ended September 30,
(in € thousands)	2024	2025	Change Absolute	Change in % / BPs
Marketing expenses	(24,992)	(49,999)	(25,007)	100.1%
Percentage of Net sales	(12.4)%	(8.7)%		(370	)BPs
Percentage of GMV	(11.5)%	(8.2)%		(330	)BPs

Marketing expenses increased from €25.0 million for the three months ended September 30, 2024, to €50.0 million for the three months ended September 30, 2025, reflecting a 100% increase.

€24.4 million of this increase is attributable to the YNAP Acquisition, which contributed €17.6 million and €6.8 million for the Luxury | NAP & MRP and Off-Price | YOOX segments, respectively.

For the Luxury | Mytheresa segment, marketing expenses increased from €25.0 million for the three months ended September 30, 2024, to €25.6 million for the three months ended September 30, 2025, reflecting a 0.6% increase. The marketing cost ratio in relation to GMV decreased slightly from 11.5% to 10.4%.

Selling, general and administrative expenses

	Three months ended September 30,
(in € thousands)	2024	2025	Change Absolute	Change in % / BPs
Selling, general and administrative expenses	(56,013)	(173,962)	(117,949)	210.6%
Percentage of Net sales	(27.8)%	(30.3)%		260	BPs
Percentage of GMV	(25.9)%	(28.6)%		270	BPs

Selling, general, and administrative expenses increased by €117.9 million, or 210.6%, from €56.0 million in the three months ended September 30, 2024, to €174.0 million for the same period in 2025.

	Three months ended September 30,
(in € thousands)	2024	2025	Change Absolute	Change in % / BPs
Personal expenses	(33,734)	(123,400)	(89,666)	265.8%
Percentage of Net sales	(16.7)%	(22.2)%		480	BPs
Percentage of GMV	(15.6)%	(20.9)%		530	BPs

General and administrative expenses	(22,279)	(50,561)	(28,282)	126.9%
Percentage of Net sales	(11.0)%	(8.8)%		(220	)BPs
Percentage of GMV	(10.3)%	(8.3)%		(200	)BPs
Selling, general and administrative expenses	(56,013)	(173,962)	(117,949)	210.6%

Other general and administrative expenses increased by €28.3 million, from €22.3 million during the three months ended September 30, 2024 to €50.6 million during the three months ended September 30, 2025.

	Three months ended September 30,
(in € thousands)	2024	2025	Change Absolute	Change in % / BPs
Selling, general and administrative expenses	(56,013)	(173,962)	(117,949)	211.0%
Share-based compensation(1)	4,495	3,531	(964)	(21.4)%
Other transaction-related, certain legal and other expenses(2)	21,244	40,797	19,553	92.0%
Adjusted SG&A	(30,275)	(129,633)	(99,359)	328.2%
Percentage of Net sales	(15.0)%	(22.6)%		760	BPs
Percentage of GMV	(14.0)%	(21.3)%		730	BPs

(1)	Certain members of management and supervisory board members have been granted share-based compensation for which the share-based compensation expense will be recognized upon defined vesting schedules in the future periods. Our methodology to adjust for share-based compensation and subsequently calculate Adjusted EBITDA, Adjusted Operating Income and Adjusted Net Income includes both share-based compensation expense connected to the IPO and share-based compensation expense recognized in connection with grants under the Long-Term Incentive Plan (LTI) for the LuxExperience Group’s key management members as well as share-based compensation expense due to Supervisory Board Members Plans. We do not consider share-based compensation expense to be indicative of our core operating performance. For further information about how we calculate these measures and limitations of its use, see below.

(2)	Includes Other transaction-related, certain legal and other expenses including (i) professional fees, including advisory and accounting fees, related to potential transactions, (ii) certain legal and other expenses incurred outside the ordinary course of our business and (iii) other non-recurring expenses incurred in connection with the costs of our new distribution center in Leipzig.

Excluding share-based compensation expense, transaction-related costs, and certain legal and other expenses, adjusted SG&A expenses increased by €99.4 million from €30.3 million for the three months ended September 30, 2024, to €129.6 million for the three months ended September 30, 2025. Of this increase, €97.9 million relates to the YNAP Acquisition, with €61.9 million attributable to the Luxury | NAP & MRP segment and €33.9 million to the Off-Price | YOOX segment.

For the Luxury | Mytheresa segment, selling, general, and administrative expenses increased from €30.3 million for the three months ended September 30, 2024, to €31.7 million for the three months ended September 30, 2025, reflecting a 1.4% increase. The SG&A cost ratio in relation to GMV decreased from 14.0% to 12.9%.

Excluding the Share-based compensation expense and other transaction-related costs, certain legal and other expenses, the adjusted SG&A expenses as a percentage of GMV increased for the three months ended September 30, 2025 from 14.0% to 21.3% compared to the prior year period.

	Three months ended September 30,
(in € thousands)	2024	2025	Change Absolute	Change in % / BPs
Personnel expenses	(33,734)	(123,400)	(93,549)	265.8%
Share-based compensation	4,495	3,531	(964)	(21.4)%
Total Personnel expenses excl. share-based compensation	(29,239)	(119,869)	(90,630)	310.0%
Percentage of Net sales	(14.5)%	(20.9)%		640	BPs
Percentage of GMV	(13.5)%	(19.7)%		620	BPs

The increase in personnel expenses for the three months ended September 30, 2025 is mainly driven by an increase of personnel overall due to the YNAP acquisition. Overall, personnel expenses excluding share-based compensation expense as a percentage of GMV increased from 13.5% to 19.7% for the three months ended September 30, 2025 compared to three months ended September 30, 2024.

Depreciation and amortization

	Three months ended September 30,
(in € thousands)	2024	2025	Change Absolute	Change in % / BPs
Depreciation and amortization	(7,128)	(11,607)	(4,479)	62.8%
Percentage of Net sales	(3.5)%	(2.0)%		(150	)BPs
Percentage of GMV	(3.3)%	(1.9)%		(140	)BPs

Depreciation and amortization expenses increased by €4.5 million from €7.1 million for the three months ended September 30, 2024, to €11.6 million for the same period in 2025. The increase is largely driven by the corresponding increase in right of use assets and property, plant and equipment as a result of the YNAP Acquisition.

Finance income (costs), net

	Three months ended September 30,
(in € thousands)	2024	2025	Change Absolute	Change in % / BPs
Interest expenses on revolving credit facilities	(543)	(497)	46	(8.5)%
Interest expenses on leases	(678)	(2,560)	(1,882)	277.6%
Total Finance costs	(1,221)	(3,057)	(1,836)	150.4%

Other interest income	-	1,952	1,952	N/A
Total Finance income	-	1,952	1,952	N/A
Finance costs, net	(1,221)	(1,105)	116	-9.5%
Percentage of Net sales	(0.6)%	(0.2)%		40	BPs
Percentage of GMV	(0.6)%	(0.2)%		40	BPs

Total interest and other expenses on our Revolving Credit Facilities was €0.5 and €0.5 during the three months ended September 30, 2024 and 2025, respectively.

As at September 30, 2025, guarantees to the amount of €10.2 million were provided by LuxExperience Group under the €100.0 million Syndicated Revolving Credit Facility.

Total interest expense on leases recognized under IFRS 16 was €0.7 million and €2.6 million during the three months ended September 30, 2024 and 2025.

Other interest income was €0 and €2.0 million during the three months ended September 30, 2024 and 2025.

Income tax expense

	Three months ended September 30,
(in € thousands)	2024	2025	Change Absolute	Change in % / BPs
Income tax (expense) benefit	7,736	(2,569)	(10,305)	(133.2)%
Percentage of Net sales	3.8%	(0.4)%		(420	)BPs
Percentage of GMV	3.6%	(0.4)%		(400	)BPs

Income tax expense for the three months ended 30 September 2025, results mainly from IAS 12 deferred income taxes of €2.4 million. Although the Group is not expected to generate a positive annual result for fiscal year 2026, certain tax-paying entities within the Group are expected to generate positive taxable income for the year. The resulting tax rate for these entities will be applied to the negative IFRS result for the three months ended September 30, 2025.

Income tax income (expense) includes the current income taxes which are calculated based on the respective local taxable income and local tax rules for the period. For further information see Note 12.

Liquidity and Capital Resources

Our primary sources of liquidity are cash generated from our operations, available cash and cash equivalents, and our revolving credit facilities, which have a combined credit line of €200 million. As of September 30, 2025, LuxExperience Group had drawn €42.2 million in cash under the €100.0 million syndicated revolving credit facility with UniCredit, J.P. Morgan SE (“J.P. Morgan”) and Commerzbank (together, the “Syndicated RCF”), of which , €10.2 million of that credit line was utilized in the form of guarantees issued under the same facility. In May 2025, we increased the size of the Syndicated RCF from €75.0 million to €100.0 million and extended its maturity by twelve months to September 2027.

In addition, YNAP maintains a separate €100.0 million revolving credit facility with Richemont International Holding S.A, maturing in 2031 (the “YNAP RCF”).

As of September 30, 2025, our cash and cash equivalents were €461.1 million, and approximately 76% of our cash and cash equivalents were held in the United Kingdom, of which approximately 55% and 29% were denominated in Euro and U.S. Dollars, respectively. No other currency held accounted for more than 10% of our cash and cash equivalents. Approximately 6.8% of our cash and cash equivalents were held inside the European Union, 8.5% was held in the United States in U.S. Dollars and 6.1% was held in the United Arab Emirates in UAE Dirham.

The interest rate on the Syndicated RCF is based on the 3-month Euribor plus an applicable margin for any utilized portion of the facility when used as short-term borrowings. Additionally, we may draw money market loans under the Syndicated RCF agreement with typical maturities ranging from one to six months, also bearing interest at the 3-month Euribor plus the applicable margin. Both the Syndicated RCF and YNAP RCF include financial covenants relating to working capital (as a borrowing base) and a maximum Group net debt leverage ratio. During the three months ended September 30, 2025, we were in full compliance with all covenants under both the Syndicated RCF and YNAP RCF.

Our ability to make principal and interest payments on both the Syndicated RCF and YNAP RCF, in addition to funding planned capital expenditures, will depend on our ability to generate cash in the future. Our future ability to generate cash from operations is, to a certain extent, subject to general economic, financial, competitive, regulatory and other conditions. Based on our current level of operations we believe that our existing cash balances and expected cash flows generated from operations, as well as our financing arrangements under both the Syndicated RCF and YNAP RCF, are sufficient to meet our operating requirements for at least the next twelve months.

The following table shows summary of consolidated cash flow information for the three months ended September 30, 2024 and 2025:

	Three months ended September 30,
(in € thousands) (unaudited)	2024	2025
Consolidated Statement of Cash Flow Data:
Net cash (outflow) inflow from operating activities	(26,655)	(147,727)
Net cash (outflow) inflow from investing activities	(1,296)	(1,450)
Net cash (outflow) inflow from financing activities	21,902	9,828

Net cash (outflow) inflow from operating activities

During the three months ended September 30, 2025, net cash outflow from operating activities increased by €121.1 million to a cash outflow of €147.7 million, as compared to a cash outflow of €26.7 million for the three months ended September 30, 2024. This increase was primarily driven by a decrease in trade payables and a corresponding increase in inventories during the period.

Net cash outflow from investing activities

Cash outflow in investing activities were €1.3 million and €1.5 million for the three months ended September 30, 2024 and 2025, respectively.

Net cash (outflow) inflow from financing activities

Cash inflow in financing activities were €21.9 million and €9.8 million for the three months ended September 30, 2024 and 2025, respectively. The inflow in the current period mainly reflects higher bank borrowings, partially offset by lease payments.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

The fair value of our cash and cash equivalents that were held primarily in cash deposits would not be significantly affected by either an increase or decrease in interest rates due to the short-term nature of these instruments. We do not expect that interest rates will have a material impact on our results of operations.

Foreign Exchange Risk

We generate revenues in eight currencies, including the Euro, U.S. Dollar and Pound Sterling. While most of our sales are dominated in Euros, we have a significant amount of sales denominated in U.S. Dollars and Pounds Sterling. As a result, our revenue may be subject to fluctuations due to changes in foreign currency exchange rates, particularly changes in U.S. Dollars and Pounds Sterling. Our foreign exchange risk is less pronounced for Cost of sales, exclusive of depreciation and amortization and operating expenses.

To reduce our foreign currency exposure risk, we hedge our foreign currency exposure in five major currencies, including the U.S. Dollar and Pound Sterling. Our hedging strategy does not eliminate our foreign currency risk entirely and our hedging contracts typically have a duration of less than one year.

Recent Accounting Pronouncements

For detailed discussion on recent accounting pronouncements, see our consolidated financial statements.

LEGAL PROCEEDINGS

From time to time, we are involved in legal proceedings and subject to claims that arise in the ordinary course of business. Although the results of legal proceedings and claims cannot be predicted with certainty, we believe we are not currently party to any legal proceedings which, if determined adversely to us, would individually or taken together have a material adverse effect on our business, operating results, cash flows or financial condition. We also pursue litigation to protect our legal rights and additional litigation may be necessary in the future to enforce our intellectual property and our contractual rights, to protect our confidential information or to determine the validity and scope of the proprietary rights of others.